Exhibit 2.1
Execution Version

PURCHASE AGREEMENT
AMONG
DOLLAR FINANCIAL GROUP, INC.
MILITARY FINANCIAL SERVICES, LLC
SOUTHFIELD PARTNERS, LLC,
JOSEPH S. MINOR,
DON JACOBS,
LARRY MOUNTFORD
AND
ROBERT H. NELSON

i

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Exhibit A—List of Phantom Equity Unitholders and Units
Exhibit B—List of Sellers and Target Interests
Exhibit C—Form of Working Capital Statement and Calculation of Targeted Working Capital
Exhibit D—Wiring Instructions
Exhibit E—Form of Phantom Equity Surrender Agreement
Exhibit F-1—Form of Release for Sellers
Exhibit F-2—Form of Assignment of LLC Interests
Exhibit G—Financial Statements
Exhibit H—Form of Escrow Agreement
Annex I—Sellers’ Disclosure Schedule
Annex II—Buyer’s Disclosure Schedule

PURCHASE AGREEMENT
     This Purchase Agreement (this “Agreement”) is entered into as of October 28, 2009, by and among Dollar Financial Group, Inc., a New York corporation (“Buyer”), Military Financial Services, LLC, a Delaware limited liability company (“Target”), Southfield Partners, LLC, a Delaware limited liability company (“Southfield”), Joseph S. Minor, a citizen and resident of Florida (“Minor”), Don Jacobs, a citizen and resident of Florida (“Jacobs”), Larry Mountford, a citizen and resident of Kentucky (“Mountford”), and Robert H. Nelson, a citizen and resident of Kentucky (“Nelson”). Each of Southfield, Minor, Jacobs, Mountford and Nelson is referred to individually as a “Seller”, and they are referred to collectively as the “Sellers”. Buyer, Sellers and Target are referred to collectively herein as the “Parties” and individually as a “Party”.
     Sellers in the aggregate own all of the outstanding membership interests of Target.
     This Agreement contemplates a transaction in which Buyer will purchase from Sellers, and Sellers will sell to Buyer, all of the outstanding membership interests of Target in return for cash.
     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.
     Section 1. Definitions.
     The following terms shall have the meanings set forth opposite their respective names:
     “Accounting Firm” has the meaning set forth in Section 2(f)(iii).
     “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages (excluding diminution of value, incidental and consequential damages, except to the extent deemed to be direct damages arising in connection with a Third Party Claim), dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ and other advisor’s and expert’s fees and expenses.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act, it being understood that, for the avoidance of doubt, beneficial ownership (as determined pursuant to Rule 13d-1 of the regulations promulgated under the Securities Exchange Act) by a Person of 10% or more of the voting securities of another Person shall constitute “control” by such Person of such other Person.
     “Agreement” has the meaning set forth in the first paragraph of this Agreement.
     “Applicable Rate” means the corporate prime rate of interest publicly announced from time to time by Bank of America, N.A. (or its successor in interest).
     “Automobile Dealer Agreements” has the meaning set forth in Section 3(n).

     “Basket Amount” has the meaning set forth in Section 8(e)(i).
     “Bankruptcy Exceptions” has the meaning set forth in Section 3(a)(ii).
     “Business Day” means any day when banks in the State of Delaware are open for conducting general commercial business.
     “Buyer” has the meaning set forth in the first paragraph above.
     “Buyer Indemnified Parties” has the meaning set forth in Section 8(b)(i).
     “Buyer Knowledge Parties” has the meaning set forth in Section 8(e)(vii).
     “Cap” has the meaning set forth in Section 8(e)(ii).
     “Cash” means cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements, including Restricted Cash.
     “Cessation Event” has the meaning set forth in Section 10(c).
     “Change of Control Payment” has the meaning set forth in the 2006 Purchase Agreement.
     “Change of Control Payment Statement” has the meaning set forth in Section 2(c)(ii).
     “Claim Notice” has the meaning set forth in Section 8(d)(i).
     “Closing” has the meaning set forth in Section 2(d).
     “Closing Date” has the meaning set forth in Section 2(d).
     “Closing Working Capital” means the difference between the amounts set forth in those categories set forth on the Working Capital Statement of current assets solely of DFS individually (and excluding Reinsurance Limited) as of the close of business on the date immediately prior to the Closing Date, minus the amounts set forth in those categories set forth on the Working Capital Statement of current liabilities solely of DFS individually (and excluding Reinsurance Limited) as of the close of business on the date immediately prior to the Closing Date. For purposes of the foregoing, and for purposes of determining the Estimated Closing Working Capital and the Final Closing Working Capital: (a) the categories from which such amounts are derived shall correspond to DFS’ general ledger as maintained in the Ordinary Course of Business and such amounts shall be calculated in accordance with GAAP utilizing the same assumptions, interpretations and methodologies used by Target in connection with the preparation of the Most Recent Annual Financial Statements; and (b) for the avoidance of doubt, such categories of current assets shall exclude Restricted Cash, and such categories of current liabilities shall exclude (i) the current portion of Indebtedness of Target and its Subsidiaries, (ii) any Target Expenses, (iii) any fees or expenses incurred by Target or its Subsidiaries with respect to, and that are payable to Crowe Horwath LLP or to any other Person in connection with, the Financing, (iv) the Change of Control Payments, and (v) the Phantom Equity Payment.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Intellectual Property” has the meaning set forth in Section 4(m)(i).
     “Competing Transaction” has the meaning set forth in Section 6(e)(ii).
     “Competitive Activities” has the meaning set forth in Section 6(d)(i).
     “Compliant” has the meaning set forth in Section 5(g)(ii).
     “Confidentiality Agreement” means that certain letter agreement between the Target and Buyer dated July 1, 2009.
     “Confidential Memorandum” means the Confidential Information Memorandum prepared by the Target with the assistance of Credit Suisse Securities (USA) LLC.
     “Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, or understanding.
     “Debt Payoff Letter” has the meaning set forth in Section 2(h).
     “Debt Payoff Recipient” has the meaning set forth in Section 2(h).
     “Default” means (a) any violation, breach or default, (b) the occurrence of an event that, with or without the passage of time, the giving of notice or both would, constitute a violation, breach or default, or (c) the occurrence of an event that, with or without the passage of time, the giving of notice or both, would give rise to a right of termination, renegotiation or acceleration.
     “DFS” means Dealers’ Financial Services, LLC, a Kentucky limited liability company.
     “Disclosure Schedule” has the meaning set forth in Section 4(a).
     “Dispute Notice” has the meaning set forth in Section 8(b)(vi).
     “DOJ” has the meaning set forth in Section 5(b).
     “Draft Closing Statement” has the meaning set forth in Section 2(f)(ii).
     “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other pension, retirement, profit sharing, deferred compensation, bonus, incentive, performance, stock option, phantom stock, stock purchase, restricted stock, premium conversion, medical, hospitalization, vision, dental or other health, life, disability, severance, termination or other employee benefit plan, program, arrangement, agreement or policy, whether written or unwritten and whether or not subject to ERISA, which Target, any of its Subsidiaries or any ERISA Affiliate sponsors, maintains, contributes to, is obligated to contribute to, is a party to or is otherwise bound by, or with respect to which the Seller may have any current or contingent liability.
     “Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).
     “Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).
     “Environmental, Health, and Safety Requirements” means all Laws concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, as such requirements are enacted and in effect on or prior to the Closing Date.
     “Equity Payment” means an amount equal to (A) the Purchase Price, plus (B) the amount of the Estimated Closing Working Capital Adjustment, less (C) the sum of the amounts payable pursuant to Sections 2(b)(ii)(A) through (E).
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any Person that is included with Target in a controlled group or affiliated service group under Sections 414(b), (c), (m) or (o) of the Code.
     “Escrow Agent” has the meaning set forth in Section 2(b)(ii)(B).
     “Escrow Agreement” has the meaning set forth in Section 2(e)(vii).
     “Escrow Amount” has the meaning set forth in Section 2(b)(ii)(B).
     “Estimated Closing Working Capital” means the amount of Closing Working Capital as set forth on the Closing Working Capital Statement under the heading “Estimate” and determined in accordance with the provisions of Section 2(f)(i).
     “Estimated Closing Working Capital Adjustment”, which may be positive or negative, means the difference between the Estimated Closing Working Capital minus the Targeted Closing Working Capital.
     “Expense Payoff Letters” has the meaning set forth in Section 2(i).
     “Expense Recipients” has the meaning set forth in Section 2(i).
     “Expense Statement” has the meaning set forth in Section 2(i).
     “Final Closing Statement” has the meaning set forth in Section 2(f)(v).
     “Final Closing Working Capital” has the meaning set forth in Section 2(f)(v).
     “Final Closing Working Capital Adjustment”, which may be positive or negative, means (i) the Final Closing Working Capital, less (ii) the Estimated Closing Working Capital.

     “Final Settlement Date” has the meaning set forth in Section 2(f)(iv).
     “Financial Statements” has the meaning set forth in Section 4(g)(i).
     “Financing” has the meaning set forth in Section 5(g)(i).
     “FIRPTA Certificate” has the meaning set forth in Section 7(a)(xi).
     “FTC” has the meaning set forth in Section 5(b).
     “Fundamental Representations” has the meaning set forth in Section 8(a).
     “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “Governmental Entity” means the United States or any state, provincial, local or foreign government, or any subdivision, department, commission, board, bureau, official, agency or other regulatory, administrative or governmental authority of any thereof.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Income Tax” means any federal, state, local, or foreign income tax measured by or imposed on net income, including any interest, penalty, or addition thereto, whether disputed or not.
     “Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.
     “Indebtedness” means, without duplication, the sum of all amounts owing by Target or any of its Subsidiaries (including principal, interest, prepayment penalties or fees, premiums, breakage amounts, costs, expense reimbursements or other amounts payable with prepayment) which would be required to repay in full all amounts due under, and to obtain the release of all Liens (if any) in favor of any party securing, the following: (i) all obligations of Target and its Subsidiaries for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) all obligations or liabilities of Target of any of its Subsidiaries evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (iii) all obligations or liabilities of Target or any of its Subsidiaries as lessee or lessees under leases which are capitalized on the financial statements or the books and records of Target or its Subsidiaries in accordance with GAAP, (iv) all obligations of any Person (other than Target or any if its Subsidiaries) secured by a Lien against any of the assets of Target or any of its Subsidiaries, (v) all obligations of Target or any of its Subsidiaries under or in connection with letters of credit, surety bonds, bankers’ acceptances or similar items, excluding only the irrevocable letter of credit (No. 566) in the amount of $100,000 issued to U.S. Bank National Association by Central Bank & Trust Co. on behalf of Target to secure certain obligations under agreements between U.S. Bank National Association and certain automobile dealers that are parties to Automobile Dealer Agreements), (vi) all obligations of Target or any of its Subsidiaries under any currency, interest rate swap, commodity hedging, or other hedging or similar arrangement, (vii) all obligations of Target or any of its Subsidiaries for the deferred purchase price of assets, whether or not such obligations are secured by a Lien on the assets of Target or any of its Subsidiaries, excluding trade payables incurred in the Ordinary Course of Business, and (viii) all obligations of any Person (other than Target or any of its Subsidiaries) of the types described in clauses (i) through (vii) which are guaranteed in any manner by Target or any of its Subsidiaries, directly or indirectly, including through a Contract (whether absolute, matured or unmatured, contingent or otherwise) to supply funds to, or in any other manner invest in, the obligor, or to purchase indebtedness, primarily for the purpose of enabling the obligor to make payment of the indebtedness or to insure the owners of indebtedness against loss; provided, however, that Indebtedness shall not include the Change of Control Payments.
     “Indebtedness Statement” has the meaning set forth in Section 2(h).
     “Indemnified Party” has the meaning set forth in Section 8(d)(i).
     “Indemnifying Party” has the meaning set forth in Section 8(d)(i).
     “Intellectual Property” of any Person means all intellectual property, owned or licensed by such Person, and any improvements, modifications and enhancements thereto, compilations and derivatives thereof, and all licenses related thereto including, but not limited to, (a) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof) and patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, logos, trade dress, trade names, Internet domain names, brand names, brand marks, fictitious names, assumed names and corporate names, together with any adaptations combinations, derivations and translations thereof and the goodwill of the business associated with and symbolized by such trademarks, service marks, logos, trade dress, trade names, brand names and corporate names, in each case whether or not registered; (c) published and unpublished works of authorship, whether copyrightable or not, including all statutory and common law copyrights associated therewith, in each case, whether or not registered; (d) all registrations, applications, and renewals for any of the terms listed in clauses (b) and (c); (e) trade secrets and confidential business information; (f) websites, uniform resource locators, web pages, IP addresses and email addressees; (g) all Software; and (h) all copies and tangible embodiments thereof, including any Software and databases; and other intellectual property, confidential information and proprietary rights, in each case in any medium, including digital, and in any jurisdiction, together with all causes of action, judgment, settlements, claims and demands of any nature related thereto, including the right to prosecute any past infringements or other violations thereof.
     “IRS” means the Internal Revenue Service.
     “Jacobs” has the meaning set forth in the first paragraph of this Agreement.
     “Knowledge of the Sellers”, “to the Sellers’ Knowledge” and phrases of similar import mean the actual knowledge, however obtained, of each of the Sellers (including, with respect to a Seller that is an entity, each of the individuals listed in Section 1 of the Disclosure Schedules) and each of Robert Nelson, Steven Weber, Sherri Helmond and Steve Hoback, and any

knowledge that any of the foregoing would have following reasonable inquiry and/or investigation into the subject matter thereof; it being understood that “reasonable inquiry and/or investigation” of each of Robert Nelson, Steven Weber, Sherri Helmond and Steve Hoback shall be deemed to include due inquiry of those individuals directly reporting to each such individual in the course of their employment within Target and/or any of its Subsidiaries.
     “Laws” means any Federal, state, local or foreign law, statute, ordinance, common law, code, rule or regulation promulgated or issued by any Governmental Entity.
     “Legal Proceeding” means any written or oral demand, claim, complaint, suit, action, cause of action, investigation, proceeding or legal, administrative or other similar proceeding by or before any Governmental Entity or arbitration or alternative dispute resolution panel.
     “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property that is used in Target’s or any of its Subsidiaries’ business.
     “Leases” has the meaning set forth in Section 4(k).
     “Lien” means any mortgage, pledge, hypothecation, hypothec, right of others, claim, security interest, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, call or purchase right, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, other than restrictions on the offer and sale of securities under securities Laws.
     “Management Bonus Tax Adjustment” means $271,333.
     “Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the business of Target and its Subsidiaries taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby; provided that none of the following shall be deemed to constitute a Material Adverse Effect or Material Adverse Change: (a) any adverse change, event, development, or effect arising from or relating to (1) general business or economic conditions, including such conditions related to the business of Target and its Subsidiaries, but only to the extent that any such change, event, development, or effect does not have a disproportionate impact or effect on the Target and its Subsidiaries as compared to other similarly-situated companies, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) changes made by the Target or any of its Subsidiaries as a result of mandatory changes in United States generally accepted accounting principles, (5) changes in Laws applicable to the Target, its Subsidiaries or their respective properties or assets, or (6) the taking of any action required by this Agreement and the other agreements required to be executed and delivered pursuant to this Agreement, or (b) any adverse change in or effect on the business of Target and its Subsidiaries that is cured by Sellers before the earlier of (1) the Closing Date and (2) the date on which this Agreement is terminated pursuant to Section 9 hereof.
     “Material Contract” has the meaning set forth in Section 4(n).
     “Minor” has the meaning set forth in the first paragraph of this Agreement.
     “Most Recent Annual Financial Statements” has the meaning set forth in Section 4(g)(i).
     “Most Recent Fiscal Month End” has the meaning set forth in Section 4(g)(i).
     “Most Recent Fiscal Month End Financial Statements” has the meaning set forth in Section 4(g)(i).
     “Mountford” has the meaning set forth in the first paragraph of this Agreement.
     “Negative Adjustment Amount” has the meaning set forth in Section 2(g)(ii).
     “Nelson” has the meaning set forth in the first paragraph of this Agreement.
     “Objection Notice” has the meaning set forth in Section 2(f)(iv).
     “Off-the-Shelf Software” means Third Party Software the use of which requires payment of license fees, royalties or other sums by Target or any of its Subsidiaries of less than $10,000 in the aggregate.
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
     “Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any Legal Proceeding.
     “Organizational Documents” means: (a) with respect to a corporation, the certificate or articles of incorporation and bylaws; (b) with respect to any other entity, any charter or similar document adopted or filed in connection with the creation, formation or organization of such entity, and any partnership agreement, operating agreement, trust or similar document; and (c) any amendment to any of the foregoing.
     “Ownership Representations” has the meaning set forth in Section 8(a).
     “Party” and “Parties” has the meaning set forth in the first paragraph above.
     “Permits” shall mean all licenses, permits, franchises, approvals, authorizations, memberships, scope of permission notices, certificates, registrations, qualifications, consents or orders of, or filings with, any Governmental Entity, necessary for the conduct of, or relating to the operation of, the business of Target and its Subsidiaries, as conducted on the date of this Agreement.

     “Permitted Liens” means (i) any Lien for Taxes not yet due and payable or being contested in good faith for which adequate accruals or reserves have been established in accordance with GAAP on the Financial Statements, (ii) such non-monetary Liens or other imperfections of title, if any, that, do not materially detract from the value of the property or assets or materially impact the use of the property or assets, (iii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, builders’, contractors’ and similar Liens, incurred in the Ordinary Course of Business which are not yet due and payable or which are being contested in good faith and with respect to which adequate reserves have been established in accordance with GAAP on the Financial Statements, and (iv) Liens arising in connection with Indebtedness which shall be satisfied, discharged and released prior to the Closing.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or any Governmental Entity.
     “Phantom Equity Payment” has the meaning set forth in Section 2(c).
     “Phantom Equity Payment Statement” has the meaning set forth in Section 2(c)(i).
     “Phantom Equity Plan” means Target’s Phantom Equity Plan dated November 1, 2006, as amended through the date of this Agreement.
     “Phantom Equity Surrender Agreement” has the meaning set forth in Section 2(c).
     “Phantom Equity Unitholders” means the persons whose names are listed on Exhibit A as recipients of Phantom Equity Units pursuant to the Phantom Equity Plan and one or more award agreements executed in connection therewith.
     “Phantom Equity Units” means the Phantom Equity Units (as defined in the Phantom Equity Plan) issued and outstanding pursuant to the Phantom Equity Plan.
     “Positive Adjustment Amount” has the meaning set forth in Section 2(g)(i).
     “Pre-Closing Tax Period” has the meaning set forth in Section 6(c)(i).
     “Proprietary and Confidential Information” means any and all proprietary information developed or acquired by Target or its Subsidiaries that has not been specifically authorized to be disclosed, or already generally available to the public, including the following: (a) all intellectual property and proprietary rights of Target and its Subsidiaries; (b) business research, studies, procedures and costs; (c) financial data; (d) distribution methods; (e) marketing data, methods, plans and efforts; (f) the identities of actual and prospective suppliers; (g) the terms of Contracts (including pricing) with, the needs and requirements of, actual or prospective suppliers; (h) personnel information; (i) customer and vendor information; (j) information received from third parties subject to obligations of non-disclosure or non-use, it being understood that the failure on the part of any Person to mark any of the Proprietary and Confidential Information as confidential or proprietary shall not affect its status as Proprietary and Confidential Information under this Agreement or the Law; and (k) lists of customers and potential customers (including any lists of electronic mail addresses of customers and potential customers); formulae; compositions; know how; research and development information; artwork and graphic design; manuscripts; drawings; specifications; list of suppliers and service providers; pricing and cost information and records; test reports; manuals; financial, business, sales and marketing proposals, research, data, and plans; technical and computer data; databases; documentation; promotional materials and related information.
     “Pro-Rata Share” means, with respect to the share of any Seller in any particular amount, that percentage interest set forth for such Seller in Exhibit B, determined by dividing the number of Target Interests held by such Seller by the total number of issued and outstanding Target Interests.
     “Purchased Assets” has the meaning set forth in Section 2(b)(iii).
     “Purchase Price” has the meaning set forth in Section 2(b)(i).
     “Real Property” means all interests in real property including fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, owned or used by Target and its Subsidiaries.
     “Registered Intellectual Property” has the meaning set forth in Section 4(m)(ii).
     “Reinsurance Limited” means Dealers Financial Services Reinsurance Limited, a Turks and Caicos company.
     “Required Financial Information” has the meaning set forth in Section 5(g)(ii).
     “Restricted Cash” means the Cash of Target and its Subsidiaries held in escrow pursuant to that certain Settlement Agreement and Release dated August 22, 2007 between Target and Frances Gecker, not individually but as Chapter 11 trustee of Automotive Professionals, Inc. (“API”), by Target for the benefit of certain purchasers of vehicle service contracts from API in Account Numbers 10479422 and 1652152 located at Central Bank & Trust Co.
     “Restricted Period” has the meaning set forth in Section 6(d)(i).
     “Restrictive Covenants” has the meaning set forth in Section 6(g).
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Seller” and “Sellers” have the meaning set forth in the first paragraph of this Agreement.
     “Seller Claims” has the meaning set forth in Section 10(d).
     “Seller Indemnified Parties” has the meaning set forth in Section 8(b).
     “Seller Releases” has the meaning set forth in Section 2(d)(viii).
     “Sellers’ Representative” has the meaning set forth in Section 10(a).

     “Software” means all versions of all software programs and applications developed by or on behalf of, and owned by, Target or any of its Subsidiaries and intended for use by Target or any of its Subsidiaries in their business, including operating systems, applications, routines, interfaces, all algorithms, whether in source code or object code assembly language, compiler language, machine code, and all other computer instructions, code, and languages embodied in computer software of any nature whatsoever and all error corrections, updates, upgrades, enhancements, translations, modifications, adaptations, further developments, derivative works thereto; and all designs and design documents (whether detailed or not), technical summaries, and documentation (including flow charts, logic diagrams, white papers, manuals, guides and specifications), firmware and middleware associated with the foregoing , and any other software products in development by Target or any of its Subsidiaries, regardless of the product’s stage of development, excluding any portions thereof which are Off-the-Shelf Software.
     “Southfield” has the meaning set forth in the first paragraph of this Agreement.
     “Straddle Period” has the meaning set forth in Section 6(c)(i).
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
     “Supplemental Information” has the meaning set forth in Section 5(e).
     “Target” has the meaning set forth in the first paragraph of this Agreement.
     “Target Expenses” has the meaning set forth in Section 2(i).
     “Target Intellectual Property” has the meaning set forth in Section 4(l).
     “Target Interests” means the membership interests of Target.
     “Target Withholding Taxes” has the meaning set forth in Section 2(i).
     “Targeted Closing Working Capital” means negative $1,136,387.
     “Tax” or “Taxes” means any federal, state, local, or foreign net or gross income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, profits, windfall profits, environmental (including taxes under Code Section 59A), customs duties, fees, levies, capital stock, franchise, profits, withholding, social security (or similar), worker’s compensation, unemployment, disability, property, occupation, energy service, sales, use, transfer, registration, ad valorem, value added, franchise, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, additions to tax with respect thereto, whether disputed or not.
     “Tax Claim” has the meaning set forth in Section 8(d)(i).
     “Tax Representations” has the meaning set forth in Section 8(a).
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Termination Date” has the meaning set forth in Section 8(a).
     “Third Party Claim” has the meaning set forth in Section 8(d).
     “Third Party Software” means any off-the-shelf software program, or any other software utility, tool, application or program which is neither owned by Target or any of its Subsidiaries, nor was developed at the specific request or direction of Target or any of its Subsidiaries, including the source code, object code and documentation of or relating thereto.
     “Transaction Documents” means this Agreement, the Escrow Agreement, the Phantom Equity Surrender Agreements and the Seller Releases.
     “Transaction Expenses” has the meaning in Section 2(i).
     “Transfer Taxes” has the meaning set forth in Section 6(c)(iii).
     “Treasury Regulations” means the Treasury Regulations promulgated under the Code. All references to the Treasury Regulations shall be deemed to include references to any applicable successor law or regulations.
     “2006 Purchase Agreement” means that certain Purchase Agreement dated as of November 1, 2006 by and among Target, DFS, Minor and Jacobs.
     “Working Capital Statement” means the form of statement attached hereto as Exhibit C and setting forth the various line items of current assets and current liabilities used (or to be used) in connection with the calculation of Closing Working Capital.
     In this Agreement, unless otherwise specified or where the context otherwise requires:
     (a) any reference to any federal, state, local, or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise;
     (b) the word “ including” shall mean including without limitation;
     (c) words importing any gender shall include other genders;

     (d) words importing the singular only shall include the plural and vice versa;
     (e) the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
     (f) references to “Articles,” “Exhibits,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement; and
     (g) references to any Person include the successors and permitted assigns of such Person.
     Section 2. Purchase and Sale of Target Interests.
     (a) Basic Transaction. On and subject to the terms and conditions of this Agreement, at the Closing, Buyer agrees to purchase, and each Seller agrees to sell, transfer, assign and deliver to Buyer, free and clear of all Liens, all of the Target Interests held by such Seller as set forth next to such Seller’s name on Exhibit B for the consideration specified in this Section 2.
     (b) Purchase Price for Target Interests; Closing Payments.
     (i) The aggregate purchase price for the Target Interests to be purchased pursuant to Section 2(a) shall be the sum of (x) One Hundred Seventeen Million Five Hundred Thousand Dollars ($117,500,000) and (y) the Management Bonus Tax Adjustment (the “Purchase Price”). The Purchase Price shall be subject to adjustment after the Closing Date pursuant to Sections 2(g) and 8(e)(vi). Target and Sellers’ Representative shall deliver to Buyer, no later than five (5) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target, and by a duly authorized officer of the Sellers’ Representative, attaching a statement setting forth the Pro-Rata Share of each Seller.
     (ii) On the Closing Date, on and subject to the terms and conditions of this Agreement, Buyer will make (or cause to be made), including through the use of the Target’s Cash, the following payments in an aggregate amount equal to the sum of the Purchase Price plus the Estimated Closing Working Capital Adjustment:
     (A) to an account designated by U.S. Bank National Association, as escrow agent pursuant to the Escrow Agreement (the “Escrow Agent”), an amount equal to $6,250,000 (the “Escrow Amount”) by wire transfer of immediately available funds pursuant to the wiring instructions provided by the Escrow Agent;
     (B) to Target, by wire transfer of immediately available funds pursuant to the wiring instructions set forth for Target on Exhibit D, an amount equal to the Phantom Equity Payment, it being understood that Target shall then distribute such Phantom Equity Payment, less all applicable withholding, to the Phantom Equity Unitholders as set forth in the Phantom Equity Payment Statement and otherwise pursuant to Section 2(c)(i);
     (C) to Target, by wire transfer of immediately available funds pursuant to the wiring instructions set forth for Target on Exhibit D, an amount equal to the Change of Control Payments set forth on the Change of Control Payment Statement, it being understood that Target shall then make such Change of Control Payments less all applicable withholding;
     (D) on behalf of Target and its Subsidiaries, by wire transfer of immediately available funds, the aggregate amount set forth on the Indebtedness Statement to such account(s) as set forth in the Debt Payoff Letters;
     (E) on behalf of Target, by wire transfer of immediately available funds the aggregate amount of Target Expenses (other than Target Withholding Taxes) set forth on the Expense Statement to such account(s) as set forth in the Expense Payoff Letters;
     (F) to each of the Sellers, by wire transfer of immediately available funds pursuant to the wiring instructions set forth for each Seller on Exhibit D, an amount equal to the product of (x) the Equity Payment, and (y) such Seller’s Pro Rata Share.
     (iii) As required under current applicable IRS guidance, the Parties agree that for Income Tax purposes, Buyer’s purchase of all of the outstanding membership interests of Target shall be treated as if Buyer purchased the assets of Target, including the assets of DFS and the stock of Reinsurance Limited (the “Purchased Assets”), directly from Sellers. The Parties agree to allocate the Purchase Price among the Purchased Assets and the restrictive covenants provided in Section 6(d)(i) for Tax purposes in accordance with the principles set forth on Section 2(b)(iii) of the Disclosure Schedule. Buyer will provide Sellers with a completed Form 8594 no later than 5:00 p.m., New York City time, on the date which is the later of March 1, 2010 or the three (3) month anniversary of the Closing Date, prepared in accordance with the principles of Section 2(b)(iii) of the Disclosure Schedule. The Sellers’ Representative shall have a period of thirty (30) days to dispute the Form 8594 as prepared by Buyer (which dispute, if any, shall be based upon Buyer’s failure to follow the principles set forth on Section 2(b)(iii) of the Disclosure Schedule) by delivery of a written notice to Buyer setting forth in reasonable detail the basis for any such dispute, it being understood that the failure to give Buyer timely notice of a dispute shall be conclusive evidence of the Sellers’ Representative’s acceptance as final of Buyer’s Form 8594. If the Sellers’ Representative shall provide a timely dispute notice, Buyer and Sellers’ Representative shall in good faith seek to resolve any such dispute for a thirty (30) day period, after which Buyer and Sellers’ Representative shall retain the Accounting Firm to resolve any such dispute within thirty (30) days of being so retained by applying the principles set forth on Section 2(b)(iii) of the Disclosure Schedule and considering only those items in dispute. Any decision of the Accounting Firm shall be final and binding on the Parties hereto and their respective Affiliates and Buyer and Sellers’ Representative shall each pay 50% of the costs and expenses charged by the Accounting Firm. The Parties will not take any position on any Income Tax Return or in any proceeding that is in any way inconsistent with this allocation and will file all Tax Returns consistent with the final Form 8594 except as required by a determination, as defined in Section 1313 of the Code, that the allocation is not consistent with Section 1060 of the Code. To the extent there is any adjustment to the Purchase Price in accordance with the terms hereof, the Parties agree to revise and amend the Forms 8594 (and any comparable forms) to allocate the adjusted Purchase Price among the Purchased Assets in accordance with the principles as set forth on Section 2(b)(iii) of the Disclosure Schedule.
     (c) Actions With Respect to Phantom Equity Units, Change of Control Payments and Releases of Claims.
     (i) Target shall obtain from each Phantom Equity Unitholder prior to the Closing a Phantom Equity surrender agreement substantially in the form attached hereto as Exhibit E (each, an “Phantom Equity Surrender Agreement”), duly executed and delivered by such Phantom Equity Unitholder, which shall include an agreement from such Phantom Equity Unitholder that his or her Phantom Equity Units will be terminated effective immediately prior to the Closing in consideration of a cash payment in an amount mutually agreeable to such Phantom Equity Unitholder and the Target (with respect to all of the Phantom Equity Unitholders collectively, the “Phantom Equity Payment”), which such payment shall be made on or as soon as practicable after the Closing Date and which shall be subject to all applicable withholding Taxes. Target and Sellers’ Representative shall deliver to Buyer, no later than two (2) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target attaching a statement setting forth the amount of the Phantom Equity Payment and the portion of such Phantom Equity Payment that will be due to each Phantom Equity Unitholder pursuant to such Phantom Equity Unitholder’s Phantom Equity Surrender Agreement at the Closing (the “Phantom Equity Payment Statement”); provided, however, that Sellers’ Representative shall be entitled to revise the amounts set forth on such Phantom Equity Payment Statement after its initial delivery to Buyer to make appropriate adjustments to the Phantom Equity Payment, and the portion thereof to which each Phantom Equity Unitholder is entitled, to account for a change in the amount of the Estimated Working Capital Adjustment agreed to by Buyer and Sellers’ Representative after Target’s initial delivery of its calculation of the Estimated Working Capital Adjustment to Buyer. It shall be deemed for all purposes of this Agreement that the Phantom Equity Payment is made, and the Phantom Equity Units are cancelled, immediately prior to the sale of the Target Interests. It is the Parties’ intention that Sellers bear the burden of making the Phantom Equity Payment and thus, are entitled to any Tax deduction associated with the Phantom Equity Payment. Target, Buyer and Sellers hereby agree not to take a position inconsistent with the preceding sentence on any Tax Return or in any Tax-related proceeding.
     (ii) Target and Sellers’ Representative shall deliver to Buyer, no later than five (5) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target attaching a statement setting forth the amount of the Change of Control Payment that will be due to each Person entitled to a Change of Control Payment pursuant to the 2006 Purchase Agreement at the Closing as a result of the consummation of the transactions contemplated hereby (the “Change of Control Payment Statement”).
     (d) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Pepper Hamilton LLP located at 3000 Two Logan Square, Philadelphia, Pennsylvania 19103, commencing at 9:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and Sellers’ Representatives may mutually determine (the “Closing Date”).
     (e) Deliveries at Closing. At the Closing:
     (i) Target and Sellers shall deliver, or cause to be delivered, to Buyer the various certificates, instruments, and documents referred to in Section 7(a);
     (ii) Buyer shall deliver, or cause to be delivered, to Sellers the various certificates, instruments, and documents referred to in Section 7(b) below;
     (iii) Buyer shall make or cause to be made the payments set forth in Section 2(b)(ii);
     (iv) each Seller shall deliver to Buyer an assignment of Target Interests duly executed by such Seller transferring his, her or its Target Interests to Buyer, together with a release in the form of Exhibit F-2 duly executed by such Seller;
     (v) Target shall deliver to Buyer evidence reasonably satisfactory to Buyer of the termination of the Phantom Equity Plan effective immediately prior to the Closing;
     (vi) Target shall cause to be delivered to Buyer a Phantom Equity Surrender Agreement with respect to each Phantom Equity Unitholder, duly executed by Target and the applicable Phantom Equity Unitholder;
     (vii) Buyer, Seller’s Representative and the Escrow Agent shall cause to be delivered an Escrow Agreement, duly executed by each of them in substantially the form attached hereto as Exhibit H (the “Escrow Agreement”); and
     (viii) Each Seller shall, in connection the payment of the amounts to be paid to such Seller pursuant to Section 2(b)(ii)(C) or Section 2(b)(ii)(F), execute and deliver at the Closing a release of claims and covenant not to sue in the form of Exhibit F (the “Seller Releases”).
     (f) Adjustments for Closing Working Capital.
     (i) Target and the Sellers’ Representative shall deliver to Buyer, no later than five (5) Business Days prior to the Closing Date, a certificate duly executed by each of the Chief Financial Officer and Chief Executive Officer of Target (A) setting forth its good faith determination of the amount of Estimated Closing Working Capital and the amount of Estimated Closing Working Capital Adjustment, and (B) attaching a Working Capital Statement in the form of Exhibit C, setting forth its calculation of the amount of Estimated Closing Working Capital and the amount of Estimated Closing Working Capital Adjustment, and accompanied by such other usual and customary supporting documentation to enable Buyer to confirm the calculation of the Estimated Closing Working Capital and the Estimated Closing Working Capital Adjustment. The Target and the Seller’s Representative shall cooperate with, and cause their respective employees, agents and other representatives to cooperate with, and provide such information to, Buyer and its representatives so as to enable Buyer to confirm the calculations of the Estimated Closing Working Capital and the Estimated Closing Working Capital Adjustment. The determination of the Estimated Closing Working Capital Adjustment shall be subject to the review and approval of Buyer, which approval shall not be unreasonably withheld or conditioned, and such approval shall be given, or not, as applicable, no later than two (2) Business Days prior to Closing.
     (ii) As promptly as practicable, but in any event, within 60 days after the Closing Date, Buyer will cause to be prepared and delivered to Sellers’ Representative a draft statement (the “Draft Closing Statement”) setting forth its good faith determination of the Closing Working Capital and the amount of the Working Capital Adjustment Amount.
     (iii) In connection with the preparation or review of the Draft Closing Statement, Buyer, Target and Sellers’ Representative shall provide such information or documentation in such Party’s possession, custody or control, and shall use commercially reasonable efforts to cause their respective accountants (subject to customary procedures and the execution of customary documentation reasonably requested by such accountants) to provide to the requesting Party access to work papers and other information in the possession of such accountants, in each case that is reasonably requested by the other Party.
     (iv) The Draft Closing Statement shall become final and binding on the date (the “Final Settlement Date”) that is 30 days following delivery thereof to the Sellers’ Representative unless the Seller’s Representative gives written notice of its disagreement (an “Objection Notice”) to Buyer prior to 5:00 p.m. New York City time on such date. Any Objection Notice shall specify in reasonable detail the dollar amount, nature and basis of any disagreement so asserted. If an Objection Notice is received by Buyer in a timely manner, then the Draft Closing Statement (as revised in accordance with paragraph (v) below, if applicable) shall become final and binding, and the Final Settlement Date shall be, the earlier of (i) the date upon which the Sellers’ Representative and Buyer agree in writing with respect to all matters specified in the Objection Notice, and (ii) the date upon which the Final Closing Statement is issued by the Accounting Firm.
     (v) If an Objection Notice is delivered within such 30 day time period, the Buyer and Sellers’ Representative shall, during the 15 days following the receipt by

Buyer of such Objection Notice, in good faith, seek to reach agreement on the disputed item(s) or amount(s) described in such Objection Notice, but if they do not obtain a final resolution within such 15-day period, then Buyer and Sellers’ Representative will jointly retain PricewaterhouseCoopers LLP, with whom each Party represents that it has not had a prior affiliation or relationship in the five (5) years preceding the date hereof (or, if such firm shall determine not to be retained, such other nationally recognized independent public accounting firm as may mutually agreed to in writing by Buyer and Sellers’ Representative) (the “Accounting Firm”) to resolve any remaining disagreements with respect to Closing Working Capital. Buyer and Sellers’ Representative shall direct the Accounting Firm to render a determination within 30 days of its retention (which determination shall include a written statement of its findings and conclusions) and the Parties and their respective employees shall cooperate with the Accounting Firm during its engagement. The Accounting Firm shall consider only those items in dispute and in no event shall the Accounting Firm consider items forming a part of the calculation of Closing Working Capital which are not in dispute between Buyer and Sellers’ Representative or, in connection with any item which is in dispute, assign a value to any such item in dispute greater than the greatest value for such item or less than the lowest value for such item claimed by either Buyer or Sellers’ Representative, in each case as presented in the Draft Closing Statement provided by Buyer or the Objection Notice provided by Sellers’ Representative. The Accounting Firm’s determination shall be based on the definitions of Closing Working Capital and related terms and the standards set forth in this Agreement. The Accounting Firm’s determination of the Final Closing Statement and the Closing Working Capital will be conclusive and binding upon the Parties and their respective Affiliates. Each of Buyer and Sellers’ Representative shall pay all of the fees and expenses incurred by it, and the fees and expenses of the Accounting Firm shall be borne 50% by Buyer and 50% by the Sellers’ Representative. As used in this Agreement, the term (i) “Final Closing Statement” means (x) the Draft Closing Statement, as prepared by Buyer and, if applicable, as subsequently adjusted to reflect any subsequent written agreement between Buyer and Sellers’ Representative with respect thereto, or if submitted to the Accounting Firm, or (y) the Final Closing Statement issued by the Accounting Firm reflecting the agreements reached between Buyer and Sellers’ Representative and the decisions of the Accounting Firm with respect to items in dispute between Buyer and the Sellers’ Representative, and (ii) “Final Closing Working Capital” means the Closing Working Capital determined from the Final Closing Statement.
     (g) The Post-Closing Adjustment Payments.
     (i) If the Final Closing Working Capital Adjustment is positive (a “Positive Adjustment Amount”), then Buyer shall, within 5 Business Days of the Final Settlement Date, deliver to the Sellers’ Representative, for the benefit of each Seller based upon its Pro-Rata Share, by wire transfer of immediately available funds to such account designated by the Seller Representative, the Positive Adjustment Amount plus interest on such amount at the Applicable Rate from the Closing Date to the date such payment is made pursuant to this Section 2(g)(i) (calculated on the basis of a year of 365 days and the actual number of days elapsed between the Closing Date and such payment date).

     (ii) If the Final Working Capital Adjustment is negative (a “Negative Adjustment Amount”), then the Buyer and the Sellers’ Representative shall within 5 Business Days of the Final Settlement Date, execute and deliver a Direction Letter (as defined in the Escrow Agreement) to the Escrow Agent releasing to Buyer (or its designee, which may be Target), from the Escrow Amount an amount equal to the Negative Adjustment Amount plus interest on such excess amount at the Applicable Rate from the Closing Date to the date such payment is made pursuant to this Section 2(g)(ii) (calculated on the basis of a year of 365 days and the actual number of days elapsed between the Closing Date and such payment date). If, at the time of release of funds by the Escrow Agent, the amount held by the Escrow Agent is insufficient to pay to the Buyer the full Negative Adjustment Amount, plus interest as calculated above, then within 3 Business Days of written demand therefore, the Sellers, jointly and severally, shall pay to Buyer (or its designee, which may be Target) an amount equal to the difference between (A) the Negative Adjustment Amount, plus interest as calculated above minus (B) the amount then held in escrow by the Escrow Agent.
     (iii) For Tax purposes, all payments under this Section 2(g) shall be deemed adjustments to the Purchase Price.
     (iv) For the avoidance of doubt, the determination of the Final Working Capital Adjustment and the resulting payment of a Positive Adjustment Amount or a Negative Adjustment Amount, as the case may be, is only meant to measure the extent to which the Final Closing Working Capital of Target and its Subsidiaries as of the Closing Date differs from the Targeted Closing Working Capital using consistent accounting principles, assumptions and interpretations. The determination of the Final Working Capital Adjustment and the resulting payment of a Positive Adjustment Amount or a Negative Adjustment Amount, as the case may be, is not intended to be used to adjust for (i) errors or omissions in the Sellers’ determination of the Final Closing Working Capital that are consistent with the accounting principles, assumptions and interpretations reflected in the Most Recent Annual Financial Statements, or (ii) any inconsistencies between the Sellers’ determination of the Final Closing Working Capital (to the extent consistent with the accounting principles, assumptions and interpretations reflected in the Most Recent Annual Financial Statements), on the one hand, and GAAP, on the other hand, for which the indemnification provisions set forth in Section 8(b) shall be the sole and exclusive remedy.
     (h) Indebtedness. Target and Sellers’ Representative shall deliver to Buyer, no later than five (5) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target attaching a statement setting forth the amount of Indebtedness which will be outstanding as of the Closing Date (the “Indebtedness Statement”), together with pay-off letters, in form and substance reasonably acceptable to Buyer, addressed to Target and/or its Subsidiaries, as the case may be (each a “Debt Payoff Letter”), duly executed by the holder (or agent of a holder) of any such Indebtedness (each Person being entitled to payment with respect to such Indebtedness being, a “Debt Payoff Recipient”) containing wire transfer instructions and confirming that, upon receipt of the amount set forth in such Debt Payoff Letter, (i) all Liens on any assets of Target or any of its Subsidiaries shall be deemed released and forever discharged, and (ii) neither Target nor any of its Subsidiaries shall have any further obligation to, and shall be released from any further obligation to pay, any Debt Payoff Recipient any amounts with respect to such Indebtedness.
     (i) Target Expenses. Target and the Sellers’ Representative shall deliver to Buyer, no later than three (3) Business Days prior to the Closing Date, a certificate duly executed by the Chief Financial Officer and the Chief Executive Officer of Target attaching a statement (the “Expense Statement”) setting forth the amount of all of the unpaid fees, costs and expenses incurred or that may be incurred by the Sellers’ Representative, Target or any Subsidiary of Target, or by any Seller or any other Person either on behalf of Target or any of its Subsidiaries or which is reimbursable by Target or any of its Subsidiaries, in each case in connection with or otherwise related to the preparation, negotiation and execution of this Agreement and the transactions contemplated hereby, including the consummation thereof, or any alternative transactions investigated or considered before the date hereof in lieu of the transactions contemplated by this Agreement (collectively, the “Target Expenses”), including: (i) the fees and disbursements of outside counsel; (ii) the fees and expenses of any other agents, accountants, advisors (including financial advisors or investment bankers), consultants and experts; (iii) any unpaid compensation (other than the Change of Control Payments and the Phantom Equity Payments) which is or may, prior to the Closing Date, be awarded to employees, officers, directors or managers which is payable, in whole or in part, as a result of the Closing (collectively, “Transaction Bonuses”); (iv) Taxes, if any, payable by the Target with respect to the Phantom Equity Payments, the Change of Control Payments or any Transaction Bonuses, but excluding the payment of the recipient’s portion of any such Taxes which is required to be withheld under applicable Law (the “Target Withholding Taxes”); (v) travel (including related food and lodging) expenses; (vi) fees and expenses charged by any provider of electronic data room or similar services; (vii) fees and expenses charged by database search companies (including those providing Lien and similar searches of public records); (viii) any management fees or expenses or other amounts of any kind owed by Target or any of its Subsidiaries pursuant to the Management Consulting Agreement, dated as of November 1, 2006, between Southfield Capital Advisors, LLC, a Delaware limited liability company, and DFS, and (ix) the expenses of the Sellers’ Representative incurred in such capacity; provided, however, that in no event shall Target Expenses include any fees or expenses incurred by Sellers or Target or its Subsidiaries solely with respect to, and that are payable to Crowe Horwath LLP or to any other Person solely in connection with, the Financing. The Expense Statement shall be accompanied by letters, in form and substance reasonably satisfactory to Buyer, addressed to Target and executed by each prospective recipient of Target Expenses (the “Expense Recipients”) setting forth the amount of Target Expenses due and payable to such Expense Recipient, together with the wire transfer instructions which may be used to make the payments described therein, and confirming that, upon receipt of the amount set forth in such letter (each an “Expense Payoff Letter”), neither Target nor any of its Subsidiaries shall have any further obligation to, and shall be released from any further obligation to pay, the Expense Recipient for, any Target Expenses.
     (j) Restricted Cash. No later than five (5) Business Days after March 15, 2011, Target shall deliver to Sellers’ Representative, for the benefit of each Seller based on each Seller’s Pro-Rata Share, by wire transfer of immediately available funds to such account designated by Seller’s Representative, an amount equal to fifty percent (50%) of the amount of Restricted Cash as of the close of business on March 15, 2011.

     Section 3. Representations and Warranties Concerning Transaction.
     (a) Sellers’ Representations and Warranties. Each Seller, severally and not jointly with any other Seller, represents and warrants to Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3(a)) with respect to himself, herself, or itself, except as set forth in Annex I hereto.
     (i) Organization of Certain Sellers. If such Seller is not an individual, Seller is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has full power and authority (corporate, limited liability company, or otherwise) to carry on the business in which it is engaged and to own, lease and/or use the properties owned, leased and/or used by it.
     (ii) Authorization of Transaction. Seller has all necessary power and authority (including, if such Seller is an entity, full corporate or other entity power and authority, and if such Seller is a natural person, full legal capacity) to execute and deliver this Agreement and the other Transaction Documents to which such Seller is or will be a party and to perform his, her, or its obligations hereunder and thereunder. If such Seller is an entity, the execution and delivery of this Agreement and each of the other Transaction Documents to which Target is or will be a party, and the performance of its obligations and consummation of the transactions contemplated hereby and thereby have been, or will be at the time of execution, as the case may be, duly authorized by all necessary action on the part of Seller. No other actions or proceedings on the part of Seller are necessary to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents to which Seller is or will be a party. This Agreement and each of the other Transaction Documents to which Seller is or will be a party has been or will be duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by the other parties to this Agreement and each of the other Transaction Documents to which Seller is or will be a party, the Agreement and each of the other Transaction Documents to which Seller is or will be a party will constitute, upon such execution and delivery, the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in Law or equity) (the “Bankruptcy Exceptions”). Except as required by the HSR Act, Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity in order to consummate the transactions contemplated by this Agreement.
     (iii) Non-contravention. Neither the execution and delivery of this Agreement or any of the other Transaction Documents to which Seller is or will be a party, nor the consummation of the transactions contemplated hereby or thereby, does or will (i) constitute a Default of or under (A) any Law applicable to Seller, or (B) if Seller is an entity, any provision of Seller’s Organizational Documents, or (C) any Order to which

Seller or any of Seller’s Target Interests are subject or bound, (ii) conflict with, result in or constitute a Default under, any, Contract to which Seller is a party or by which he, she, or it is bound or to which any of his, her, or its assets, including Seller’s Target Interests, are subject, or result in the imposition or creation of a Lien upon or with respect to any of Seller’s Target Interests, in each case which will materially impair the ability of Seller to consummate the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.
     (iv) Brokers’ Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (v) Litigation. There are no Legal Proceedings pending, or to Seller’s actual knowledge after due inquiry, threatened, against the Seller affecting Seller’s Target Interests or the right of Seller to execute, deliver and perform its obligations under this Agreement or the other Transactions Documents to which Seller is a party.
     (vi) Target Interests. Seller holds of record and owns beneficially the number of Target Interests set forth next to his, her, or its name on Exhibit B, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any membership interests of Target. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any membership interests of Target.
     (b) Buyer’s Representations and Warranties. Buyer represents and warrants to each Seller that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement, and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3(b)), except as set forth in Annex II hereto.
     (i) Organization of Buyer. Buyer is a corporation (or other entity), duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation), and has full power and authority (corporate, limited liability company, or otherwise) to carry on the business in which it is engaged and to own, lease and/or use the properties owned, leased and/or used by it.
     (ii) Authorization of Transaction. Buyer has all necessary power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and the other Transaction Documents to which Buyer is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents to which Buyer is or will be a party, and the performance of its obligations and consummation of the transactions contemplated hereby and thereby have been, or will be at the time of execution, as the case may be, duly authorized by all necessary action on the part of

Buyer, and no other actions or proceedings on the part of Buyer are necessary to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents to which Buyer is or will be a party. This Agreement and each of the other Transaction Documents to which Buyer is or will be a party has been or will be duly and validly executed and delivered by Buyer, and assuming due authorization, execution and delivery of this Agreement by Target and Sellers, this Agreement and each of the other Transaction Documents to which Buyer is or will be a party will constitute, upon such execution and delivery, the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by the Bankruptcy Exceptions. Except as required by the HSR Act, Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.
     (iii) Non-contravention. Neither the execution and delivery of this Agreement or any of the other Transaction Documents to which Buyer is or will be a party, nor the consummation of the transactions contemplated hereby or thereby, does or will (i) constitute a Default of or under (A) any Law applicable to Buyer, or (B) any provision of Buyer’s Organizational Documents, or (C) any Order to which Buyer is subject or bound, or (ii) conflict with, result in or constitute a Default under any Contract to which Buyer is a party or by which it is bound or to which any of its assets are subject, in each case which will materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement in accordance with the terms and conditions hereof.
     (iv) Brokers’ Fees. Except for Wells Fargo Securities, LLC, Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (v) Litigation. There are no Legal Proceedings pending, or to Buyer ’s actual knowledge after due inquiry, threatened, against Buyer, nor is Buyer subject to any Order, that would, or would seek to, prevent any of the transactions contemplated by this Agreement.
     (vi) Investment. Buyer is not acquiring the Target Interests with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.
     Section 4. Representations and Warranties Concerning Target. The Sellers, jointly and severally, represent and warrant to Buyer that the statements contained in this Section 4 are correct and complete as of the date of this Agreement, and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4).
     (a) Organization, Qualification, and Power. Target and each of its Subsidiaries is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation. Target and each of its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Target and each of its Subsidiaries has full corporate or limited liability company power and authority to carry on the business in which it is engaged and to own, lease and/or use the properties owned, leased and/or used by it. Section 4(a) of the disclosure schedule delivered by Sellers to Buyer on the date hereof (the “Disclosure Schedule”) contains a complete and correct list of the managers, directors and officers of Target and each of its Subsidiaries. Target has made available to Buyer complete and correct copies of the Organizational Documents of Target and each of its Subsidiaries, and all such Organizational Documents, as amended to date, are in full force and effect. Neither Target nor any of its Subsidiaries is in violation of or in Default under its respective Organizational Documents.
     (b) Capitalization; Indebtedness.
     (i) The Target Interests listed on Exhibit B constitute all of the outstanding equity interests of Target. The only members of Target are the Sellers. All of the Target Interests have been duly authorized, are validly issued, fully paid, and non-assessable, were issued in compliance in all material respects with all applicable securities Laws, and are held of record by the respective Sellers as set forth in Section 4(b)(i) of the Disclosure Schedule. Except as set forth in Section 4(b)(i) of the Disclosure Schedule, there are no (i) outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require Target to issue, sell, transfer or otherwise cause to become outstanding any of its equity interests or to redeem any of its equity interests, (ii) Contracts pursuant to which registration rights in the securities of Target have been granted, (iii) preemptive rights or rights of first refusal with respect to the Target Interests, (iv) Contracts among any current and former holders of equity interests of Target, or (v) voting trusts, proxies or similar agreements or Contracts with respect to any securities of Target. Except as set forth in Section 4(b)(i) of the Disclosure Schedule, there are no outstanding or authorized equity appreciation, phantom equity, profit participation, or similar rights of or with respect to Target, nor is Target party to any Contract or commitment that could required Target to issue, sell, transfer or grant or otherwise cause to become outstanding any such equity appreciation, phantom equity, profit participation, or similar rights. Set forth in Section 4(b)(i) of the Disclosure Schedule is a complete and correct list of each Person holding Phantom Equity Units and the number of Phantom Equity Units held by each such Person. Target has made available to Buyer complete and correct copies of each award agreement pursuant to which Phantom Equity Units have been issued.
     (ii) Except as set forth in Section 4(b)(ii) of the Disclosure Schedule, neither Target nor any of its Subsidiaries has any Indebtedness.
     (c) Authorization and Enforceability; Non-contravention.
     (i) Target has all necessary limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations and to consummate the transactions contemplated hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents to which Target is or will be a party, and the performance of its obligations and consummation of the transactions contemplated hereby and thereby have been, or will be at the time of execution, as the case may be, duly authorized by all necessary limited liability company action on the part of Target, and no other limited liability company or other proceedings on the part of Target are necessary to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents to which Target is or will be a party. This Agreement has been duly and validly executed and delivered by Target and, assuming due authorization, execution and delivery of this Agreement by Buyer, the Agreement will constitute, upon such execution and delivery, the valid and legally binding obligation of Target, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by the Bankruptcy Exceptions. Each Transaction Document (other than this Agreement) to which Target is, or will upon its execution be, a party has been or will be, as the case may be, duly and validly executed and delivered by Target and, assuming due authorization, execution and delivery of this Agreement by Buyer, the Agreement constitutes or will constitute upon such execution and delivery the valid and legally binding obligation of Target, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by the Bankruptcy Exceptions.
     (ii) Except as set forth in Section 4.1(c)(ii) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any of the other Transaction Documents to which Target is or will be a party, nor the consummation of the transactions contemplated hereby or thereby, does or will (i) constitute a Default of or under (A) any Law applicable to Target or any of its Subsidiaries, or (B) any provision of the Organizational Documents of Target and any of its Subsidiaries, or (C) any Order to which Target or any of its Subsidiaries are subject or by which any of their respective properties or assets are bound, subject or affected, (ii) result in the creation of any Lien upon any of the properties or assets of Target or any of its Subsidiaries under any Contract to which Target or any of its Subsidiaries is a party or by which any of their respective properties are bound, subject or affected, or (iii) conflict with, result in or constitute a Default under any Contract to which Target or any of its Subsidiaries is a party or by which any of them is bound or to which any of their respective properties or assets are bound, subject or affected, except where such Default or Lien would not have a Material Adverse Effect.
     (iii) Except for the filing with the FTC and the DOJ of Notification and Report Form as required under the HSR Act and except for those notices, filings, authorizations, consents and approvals set forth in Section 4(c)(iii) of the Disclosure Schedule, neither Target nor any of its Subsidiaries is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Government Entity in order for the Target to execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party and for the Parties to consummate the transactions contemplated by hereby and thereby in accordance with the terms and conditions set forth herein.
     (d) Brokers’ Fees . Except as set forth in Section 4(d) of the Disclosure Schedule, neither Target nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (e) Assets. Except as set forth in Section 4(e) of the Disclosure Schedule, Target and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the material tangible assets used regularly in the conduct of their business, free and clear of all Liens other than Permitted Liens. The buildings, machinery, equipment, and other tangible assets that Target owns or leases are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, and are in good operating condition and repair (subject to normal wear and tear).
     (f) Subsidiaries. Section 4(f) of the Disclosure Schedule correctly and completely sets forth for each Subsidiary of Target (i) its name and jurisdiction of formation, (ii) the number of authorized shares or membership interests for each class of its capital stock or membership interests, and (iii) the number of issued and outstanding shares or membership interests of each class of its capital stock or membership interests, the names of the holders thereof, and the number of shares or membership interests held by Target, directly or indirectly (if indirectly, indicating the direct holder of such equity interests), in each Subsidiary. Except as set forth in Section 4(f) of the Disclosure Schedule, Target is the sole direct or indirect beneficial and record owner of the outstanding shares of capital stock, membership interests or other equity interests in each of its Subsidiaries, free and clear of any Liens. All of the issued and outstanding shares of capital stock, membership interests or other equity interest of each Subsidiary of Target have been duly authorized and are validly issued, fully paid, and non-assessable and were issued in compliance in all material respects with all applicable securities Laws. Except as set forth in Section 4(f) of the Disclosure Schedule, there are no (i) outstanding or authorized options, warrants, calls, purchase rights, subscription rights, conversion rights, exchange rights, or other Contracts or commitments that could require any of Target’s Subsidiaries to issue, sell, transfer or otherwise cause to become outstanding any of its equity interests or to redeem any of its equity interests, (ii) Contracts pursuant to which registration rights in the securities of any of Target’s Subsidiaries have been granted, (iii) preemptive rights or rights of first refusal with respect to any of the equity interests of Target’s Subsidiaries, (iv) Contracts among any current and former holders of equity interests of any of Target’s Subsidiaries, or (v) voting trusts, proxies or similar agreements or Contracts with respect to any securities of any of Target’s Subsidiaries. Except for the obligations of Target to make payments to the Phantom Equity Unitholders pursuant to the Phantom Equity Plan and to make the Change of Control Payments, there are no outstanding or authorized equity appreciation, phantom equity, profit participation, or similar rights of or with respect to any of Target’s Subsidiaries, nor are any of Target’s Subsidiaries a party to any Contract or commitment that could require such Subsidiary to issue, sell, transfer or grant or otherwise cause to become outstanding any such equity appreciation, phantom equity, profit participation, or similar rights. Except for Target’s equity interests in its Subsidiaries (including any indirect equity interests in a Subsidiary of Target held by another Subsidiary of Target, including DFS’ equity interests in Reinsurance Limited), neither Target nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock, membership interests, or other equity interests of or in any Person.

     (g) Financial Statements.
     (i) Attached hereto as Exhibit G are correct and complete copies of the following financial statements for Target and its Subsidiaries (collectively the “Financial Statements”): (i) audited consolidated balance sheets and statements of income, changes in members’ equity, and cash flow as of and for the fiscal years ended December 31, 2008 (the “Most Recent Annual Financial Statements”) and December 31, 2007, and as of and for the two month period ended December 31, 2006; and (ii) unaudited consolidated balance sheet and statements of income, changes in members’ equity, and cash flow as of and for the nine-month period ending September 30, 2009 (the “Most Recent Fiscal Month End”) for Target and its Subsidiaries (the “Most Recent Fiscal Month End Financial Statements”). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP (subject, in the case of the Most Recent Fiscal Month End Financial Statements, to normal year-end audit adjustments in the Ordinary Course of Business, none of which will, individually or in the aggregate, be materially adverse, and that the Most Recent Fiscal Month End Financial Statements do not contain footnote disclosures required by GAAP), are consistent with and prepared from the books and records of Target and its Subsidiaries and present fairly in all material respects the consolidated financial condition of Target and its Subsidiaries as of such dates and the results of operations, changes in members’ equity and cash flow of Target and its Subsidiaries for such periods.
     (ii) Target and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth in Section 4(g)(ii) of the Disclosure Schedule, to Sellers’ Knowledge, as of the Most Recent Fiscal Month End, there were, and since the Most Recent Fiscal Month End there have been, (x) no material weakness in Target’s or any of its Subsidiaries’ internal control over financial reporting (whether or not remediated), and (y) no changes in Target’s or any of its Subsidiaries’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Target’s or and of its Subsidiaries’ internal control over financial reporting.
     (h) Subsequent Events. Since September 30, 2009, Target and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business, and there has not been any event, development or state of facts or circumstances that has resulted in, individually or in the aggregate, a Material Adverse Change. Except as set forth in Section 4(h) of the Disclosure Schedule, without limiting the generality of the foregoing, since that date:
     (i) neither Target nor any of its Subsidiaries have sold, leased, transferred, licensed or assigned any assets of Target or any of its Subsidiaries, tangible or intangible, other than in the Ordinary Course of Business;

     (ii) neither Target nor any of its Subsidiaries have entered into, amended, terminated or accelerated any Material Contract, other than in the Ordinary Course of Business;
     (iii) no Liens (other than Permitted Liens) have been imposed upon any of the properties or assets, tangible or intangible, of the Target or any of its Subsidiaries;
     (iv) the Target and each of its subsidiaries has made all capital expenditures consistent with its capital expenditure budget for 2009 calendar year;
     (v) neither Target nor any of its Subsidiaries has transferred, assigned, or granted any license or sublicense of any material rights under or with respect to any Target Intellectual Property;
     (vi) neither Target nor any of its Subsidiaries has created, incurred, assumed or any Indebtedness other than pursuant to the line of credit with Cratos CLO I, Ltd. (or its successor in interest or Affiliates);
     (vii) there has been no change or amendment made to or authorized in the Organizational Documents of Target or any of its Subsidiaries;
     (viii) neither the Target nor any of its Subsidiaries have issued, sold, or otherwise disposed of any equity interests or any notes, bonds or other debt securities or securities convertible into, or exchangeable for, any of their equity interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of their equity interests;
     (ix) Neither Target nor any of its Subsidiaries have declared, set aside, or paid any dividend or made any distribution with respect to their equity interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of their equity interests;
     (x) Neither Target nor any of its Subsidiaries has experienced any material damage, destruction, or loss (whether or not covered by insurance) to their property;
     (xi) Neither Target nor any of its Subsidiaries has made any loan to, or entered into any other transaction with, Sellers or with any of directors, officers, and employees of Target or any of its Subsidiaries;
     (xii) Neither Target nor any of its Subsidiaries has entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any such contract or agreement;
     (xiii) Neither Target nor any of its Subsidiaries has granted any increase in the compensation or benefits of any of their directors, managers, officers, and employees, except for increases in compensation or benefits in the Ordinary Course of Business to employees who are not directors, managers or officers;

     (xiv) Except for the termination of the Phantom Equity Plan as provided in Section 2(c) above, neither Target nor any of its Subsidiaries have adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of their current or former directors, managers, officers, and employees (or taken any such action with respect to any other Employee Benefit Plan);
     (xv) Neither Target nor any of its Subsidiaries has made any other material change in employment terms for any of their directors, managers, officers, and employees outside the Ordinary Course of Business;
     (xvi) Neither Target nor any of its Subsidiaries has made any loans or advances of money other than advances to directors, managers, officers an employees of travel and similar expenses incurred in the Ordinary Course of Business;
     (xvii) Neither Target nor any of its Subsidiaries has cancelled, waived or released any material debts, rights or claims, except in the Ordinary Course of Business;
     (xviii) Neither Target nor any of its Subsidiaries has made any change in accounting principles, methods or practices (including any change in depreciation or amortization policies or rates);
     (xix) Neither Target nor any of its Subsidiaries has made any change in its cash management practices or policies (including the timing of collection of receivables and payment of payables and other current liabilities) or change in the maintenance of its books and records, other than alterations made in the Ordinary Course of Business;
     (xx) Neither Target nor any of its Subsidiaries has made any tax election or entered into any tax sharing agreement; and
     (xxi) Neither Target nor any of its Subsidiaries has committed or become obligated to undertake any of the foregoing.
     (i) Absence of Undisclosed Liabilities. Neither Target nor any of its Subsidiaries has any liabilities (whether absolute, accrued or contingent) of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP other than liabilities (i) provided for in the balance sheet included with the Most Recent Month End Financial Statements, (ii) incurred in the Ordinary Course of Business since the Most Recent Month End Date, (iii) set forth in Section 4(i) of the Disclosure Schedule, or (iv) are not otherwise, individually or in the aggregate, material. Except for leases for personal or real property entered into in the Ordinary Course of Business, and except for instruments, arrangements or Contracts referred to in this Agreement or disclosed in the Disclosure Schedule, neither Target nor any if its Subsidiaries has issued any instruments, entered into any Contracts or incurred any obligations that would have the effect of providing Target or any of its Subsidiaries with “off balance sheet” financing, including any sale-leaseback arrangements, “synthetic leases”, “GIC”s, “Synthetic GIC”s, shared trust arrangements, derivative transactions and “off balance sheet” debt.

     (j) Permits; Legal Compliance.
     (i) Target and each of its Subsidiaries, and each of their respective officers, directors and employees, has all Permits necessary to own and operate its properties and assets in the Ordinary Course of Business and to conduct its business as presently conducted by Target and its Subsidiaries, and all such Permits are valid and in full force and effect, except where such failure to have any such Permit or of any such Permits to be valid and in full force and effect does not have, individually or in the aggregate, a Material Adverse Effect. No such Permit will terminate as a result of the execution of this Agreement or any of the other Transaction Documents or consummation of the transactions contemplated hereby or thereby. A list of all such material Permits is set forth on Section 4(j)(i) of the Disclosure Schedule
     (ii) Target and each of its Subsidiaries has complied in all material respects with all Laws and Orders of any Governmental Entity relating to the business or operations of Target and its Subsidiaries, except where such failure to comply, either individually or in the aggregate, does not have a Material Adverse Effect. Neither Target nor any of its Subsidiaries has received any notice to the effect that, or has otherwise been advised that, it is not in compliance with any such Laws or Orders.
     (iii) Neither Target nor any of its Subsidiaries has, directly or indirectly, (A) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under any Laws, or (B) made or agreed to make any contribution or reimbursed any political gift or contribution made by any others Persons, to any candidate for federal, state, local or foreign public office.
     (k) Tax Matters.
     (i) Each of Target and its Subsidiaries filed all material Tax Returns that it was required to file. All such material Tax Returns were correct and complete in all material respects. All Taxes due and owing by Target and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Target nor any of its Subsidiaries are currently the beneficiary of any extension of time within which to file any Tax Return. To the Knowledge of any Seller, there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Target or any of its Subsidiaries.
     (ii) There is no material dispute or claim concerning any Tax liability of Target or any of its Subsidiaries claimed or raised by any authority in writing. No written claim has ever been made to Sellers, Target or any of its Subsidiaries by an authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
     (iii) Section 4(k) of the Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to Target and its Subsidiaries for taxable periods ended on or after December 31, 2006, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Sellers have delivered to Buyer correct and complete copies of all federal Income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Target and its Subsidiaries for taxable periods ended on or after December 31, 2006. Target has not waived any statute of limitations in respect of Taxes or agreed to (and is not subject to) any extension of time with respect to a Tax assessment or deficiency.
     (iv) Neither Target nor any of its Subsidiaries is participating, nor has Target or any of its Subsidiaries participated, in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
     (v) Neither Target nor any of its Subsidiaries is a party to or bound by any Tax-indemnity, Tax-sharing, or Tax-allocation agreement.
     (vi) Each of Target and its Subsidiaries has withheld Taxes required to have been withheld and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.
     (vii) None of Target’s Subsidiaries have agreed to, nor are any of Target’s Subsidiaries required to, make by reason of a change in accounting method or otherwise, or could be required to make by reason of a proposed or threatened change in accounting method or otherwise, any adjustment under Section 481(a) of the Code. Neither Target nor any of its Subsidiaries has received (and is not subject to) any ruling from any Taxing Authority and has not entered into (and is not subject to) any agreement with a Taxing Authority.
     (viii) Both Target and DFS are, and have been since the date of their formation, limited liability companies that have not elected, pursuant to Treasury Regulations Section 301.7701-3(c), to be taxable as corporations for federal income tax purposes
     (ix) Reinsurance Limited has validly elected pursuant to Section 953(d) to be treated as a domestic corporation within the meaning of Section 7701(a) of the Code since the date of formation. Reinsurance Limited is subject to and has complied with all of the material requirements of Subchapter L of the Code.
     (x) Target and its Subsidiaries have timely and correctly filed all required Forms TD F 90-22.1.
     (xi) Neither Target nor any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
     (l) Real Property.
     (i) Section 4(l)(i) of the Disclosure Schedule contains a correct and complete list of all Real Property (including address, legal description (where known as of the date of this Agreement)) leased or otherwise used or occupied by the Target or any of its Subsidiaries, and a summary description of the Target’s and its Subsidiaries’ use thereof. Neither Target nor any of its Subsidiaries owns any Real Property.

     (ii) With respect to Leased Real Property, all oral or written leases, subleases, licenses, concession agreements or other use or occupancy agreements pursuant to which Target and its Subsidiaries leases from any other party such Leased Real Property, including all amendments, renewals, extensions, modifications or supplements to any of the foregoing or substitutions for any of the foregoing (collectively, the “Leases”), are valid and in full force and effect. Neither Target nor any of its Subsidiaries have, and, to Sellers’ Knowledge, no other party has, Defaulted under any such Lease. Set forth in Section 4(l)(ii) of the Disclosure Schedule is a correct and complete list of each Lease to which Target or any of its Subsidiaries is a party. Target has made available to Buyer correct and complete copies of all of the Leases, and all material correspondence pursuant to which any party to any of the Leases declared a Default thereunder which remains uncured as of the date of this Agreement or provided notice of the exercise of any option granted to such party under such Lease. The leasehold interest granted to Target and its Subsidiaries under such Leases is free of all Liens (excluding Permitted Liens).
     (m) Intellectual Property.
     (i) Except as set forth in Section 4(m)(i) of the Disclosure Schedule, Target and its Subsidiaries own all rights, title and interest in and to, or possesses a valid and enforceable right to use in the manner presently used or intended to be used in the Target’s and its Subsidiaries’ business, all Intellectual Property owned or used by Target or any Subsidiary (“Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens). Neither Target nor any its Subsidiaries has assigned, licensed, leased, sold or otherwise transferred, disposed of or released any interest that Target or any if its Subsidiaries has or had in or to any Company Intellectual Property.
     (ii) Section 4(m)(ii) of the Disclosure Schedule correctly and completely lists all Company Intellectual Property currently registered by Target or any of its Subsidiaries with the appropriate Governmental Entities which comprise patents and patent applications, trademarks, service marks and logos, copyright registrations, Internet domain name registrations, trade names and corporate names (collectively, the “Registered Intellectual Property”). All such Registered Intellectual Property is valid and subsisting and in full force and effect, in good standing without challenge of any kind, renewable by its terms and will not be adversely affected by the transactions contemplated by this Agreement, and, to the extent applicable, all renewal fees and other maintenance fees in respect of such Registered Intellectual Property have been duly paid. No Registered Intellectual Property has been cancelled, abandoned or adjudicated invalid. To the extent that any Registered Intellectual Property has been assigned to Target or any of its Subsidiaries, each such assignment has and to the extent required by law in order to be an effective assignment has been recorded with the relevant Governmental Entity.
     (iii) Except as set forth in Section 4(m)(iii) of the Disclosure Schedule or except as has not had and would not reasonably be expected to result in a material liability or restriction on the ability of the Target or any of its Subsidiaries to operate its business as currently conducted, (i) no complaint, action, suit, claim, proceeding, other dispute, or investigation, asserting the invalidity, misuse or unenforceability of any Company Intellectual

Property, contesting ownership of any Company Intellectual Property owned by the Target or any of its Subsidiaries, or otherwise challenging the Target’s or any of its Subsidiaries’ rights in or use of the Company Intellectual Property, is pending, or to Sellers’ Knowledge, threatened; (ii) neither Target or any of its Subsidiaries has received any written notices that indicate that the conduct of the business of and/or use of any Company Intellectual Property by Target or any of its Subsidiaries has infringed, misappropriated, violated or otherwise conflicted with, or infringes, misappropriates, violates or otherwise conflicts with, any Intellectual Property of any other Person, (iii) neither Target nor any of its Subsidiaries has been named in any pending suit, action or proceeding which involves the Intellectual Property rights of any Person, and, to Sellers’ Knowledge, there is no basis upon which any Person might name Target or any of its Subsidiaries in any such suit, action or proceeding, (iv) no Person who has assigned or licensed any Company Intellectual Property to Target or any of its Subsidiaries has retained ownership rights or license rights to improvements made by or for the Target or any of its Subsidiaries in such Company Intellectual Property, and (v) to the Sellers’ Knowledge, none of the Company Intellectual Property has been or is currently being infringed, misappropriated or otherwise violated by any Person.
     (iv) Except as has not had and would not reasonably be expected to have a Material Adverse Effect, each item of the Company Intellectual Property will be owned or available for use by the Buyer, immediately subsequent to the Closing hereunder, on such terms as are identical to those pursuant to which Target or any of its Subsidiaries, immediately prior to the Closing, owns or has the right to use such item.
     (v) Except as has not had and would not reasonably be expected to result in a material liability or restriction on the ability of the Target or any of its Subsidiaries to operate its business as currently conducted, to the Sellers’ Knowledge, (i) no Software or Third Party Software owned or licensed by Target or any of its Subsidiaries or used in the business as conducted by Target or any of its Subsidiaries has been subject to any unauthorized access by any Person, and (ii) all material Software and Third Party Software owned or licensed by Target or any of its Subsidiaries and used in the business of Target or any of its Subsidiaries operates in all material respects with any written functional specifications therefor and otherwise operates in material conformity with the requirements of the operation of the business as conducted by Target or any of its Subsidiaries.
     (vi) Target and each of its Subsidiaries has taken reasonable efforts to safeguard the Company Intellectual Property against infringement, violation, misappropriation and unauthorized use; and to protect the confidentiality and value of all Company Intellectual Property comprising trade secrets or other confidential information.
     (n) Contracts. Except as set forth in Section 4(n) of the Disclosure Schedule, none of Target or any of its Subsidiaries is a party or subject to, or has assets that are bound by or subject to, any Contracts or series of Contracts (whether oral or written) of the following type or nature (each, a “Material Contract” and collectively, the “Material Contracts”):
     (i) for the disposition of any property or assets of Target or any of its Subsidiaries, whether tangible or intangible;

     (ii) for the purchase, lease, maintenance or acquisition, or the sale or furnishing of, materials, supplies, merchandise, equipment, parts or other property (other than Leased Real Property) or services requiring remaining aggregate future payments in excess of $100,000;
     (iii) Indebtedness;
     (iv) with U.S. Bank National Association, a national banking association;
     (v) pursuant to which Target or any of its Subsidiaries offers for purchase, directly or indirectly, to its customers, the vehicle services, insurance or protection or payment processing services of such third party;
     (vi) pursuant to which Target or any of its Subsidiaries purchases vehicle history reports;
     (vii) restricting the right of Target or any of its Subsidiaries to engage in any line of business, to sell any product or service or to otherwise compete with any Person;
     (viii) granting any Person a Lien on all or any part of the assets of Target or any of its Subsidiaries;
     (ix) establishing a partnership, joint venture , teaming or similar arrangement;
     (x) for a license of Intellectual Property or Third Party Software;
     (xi) with any of the directors, managers, officers, members or Affiliates of Target or any of its Subsidiaries;
     (xii) requiring the rendering of services by Target or any of its Subsidiaries, subsequent to the date of this Agreement, of more than $100,000 in any consecutive 12 month period;
     (xiii) with a sales representative, manufacturer’s representative, distributor, dealer, broker or sales agency engaged in sales or distribution of the products or services of Target or any of its Subsidiaries (including Contracts with automobile dealers that are a member of Target’s and its Subsidiaries “MILES National Certified Dealer Network” (the “Automobile Dealer Agreements”)) and involving actual expenses or revenue of Target or any of its Subsidiaries of more than $100,000 in any 12 month period prior to the date of this Agreement or is reasonably expected as of the date of this Agreement to involve expenses or review of Target or any of its Subsidiaries of more than $100,000 in the 12 month period immediately after the date of this Agreement;
     (xiv) employment agreements with any director, manager, officer or employee;
     (xv) involving the voting, disposition or other similar arrangements involving equity securities of Target or any of its Subsidiaries;

     (xvi) either (A) requiring any payments, or (B) the terms of which provide for an increase in the amount of any payment, in either case solely because of the consummation of the transactions contemplated by this Agreement or the other Transaction Documents;
     (xvii) with any Governmental Entity;
     (xviii) involving a power of attorney executed on behalf of Target or any of its Subsidiaries; or
     (xix) to the extent not otherwise covered by subsections (i) through (xviii) above, the loss of which would result in a Material Adverse Effect, individually or in the aggregate, on Target or any of its Subsidiaries.
The Sellers have made available to the Buyer a correct and complete copy of each Material Contract (as amended to date), or, with respect to any Material Contracts that are oral, a correct and complete summary of the material terms and conditions of such Material Contracts. Each of the Material Contracts is a legal, valid and binding obligation of Target and its Subsidiaries and, to Sellers’ Knowledge, is the legal, valid and binding obligation of the other party(ies) thereto. Neither Target nor any of its Subsidiaries has Defaulted under any such Material Contracts, and to Sellers’ Knowledge, no other party has Defaulted under any such Material Contracts, and neither Target nor any of its Subsidiaries has given or received written notice to or from any Person relating to any such alleged or potential Default that has not been cured. None of Target or any of its Subsidiaries has waived any material rights under any of the Material Contracts. No counterparty to a Material Contract has terminated or notified Target or any of its Subsidiaries in writing of its intention to terminate or cancel, or amend or modify in any manner adverse to Target or any of its Subsidiaries, such Material Contract (including with respect to the historical course of dealing applicable to such Material Contract). To Sellers’ Knowledge, and solely with respect to the Material Contract(s) identified under Sections 4(n)(iv), (i) no such counterparty intends to so terminate, cancel, amend or modify any such Material Contract(s) identified under Sections 4(n)(iv) (including with respect to the historical course of dealing applicable to such Material Contract(s) identified under Sections 4(n)(iv)), or (ii) except for matters specifically set forth in the Third Amendment to Amended and Restated Preferred Lender Agreement dated as of October 14, 2009 between DFS and U.S. Bank National Association, otherwise engaged in discussions with Target or any of its Subsidiaries indicating its desire to terminate, cancel, amend or modify any such Material Contract(s) identified under Sections 4(n)(iv) or to so materially diminish or not continue its existing relationship with Target or any of its Subsidiaries, as the case may be. All of the Automobile Dealer Agreements conform in all material respects to the form thereof previously made available to Buyer.
     (o) [RESERVED]
     (p) Litigation. Section 4(p) of the Disclosure Schedule sets forth each instance in which Target or any of its Subsidiaries is, or since November 1, 2006 has been, a party to any Legal Proceeding and, to Seller’s Knowledge, no Legal Proceeding is threatened against Target or any of its Subsidiaries

     (q) Employee Benefits.
     (i) Section 4(q) of the Disclosure Schedule sets forth a correct and complete list of each Employee Benefit Plan. With respect to each such Employee Benefit Plan, Target and the Sellers have made available to Buyer correct and complete copies of (i) the plan document, amendments, trust agreement and any other document governing such Employee Benefit Plan, (ii) the most recent annual and periodic accountings of plan assets; (iii) the current summary plan description, if any is required by ERISA, for each such Employee Benefit Plan, (iv) all Form 5500 annual reports and attachments for each such Employee Benefit Plan for the past three years, if such reports were required to be filed, (v) the most recent IRS determination letter relating to each such Employee Benefit Plan intended to be qualified under Section 401(a) of the Code and a list identifying all amendments not covered by such determination or notification letter, including the date such amendments were adopted and effective, (vi) all insurance contracts, annuity contracts, investment management or advisory agreements, administration contracts, service provider agreements, audit reports, fidelity bonds and fiduciary liability policies relating to each such Employee Benefit Plan, and (vii) all material correspondence with any Governmental Entity relating to each such Employee Benefit Plan.
     (A) Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded, operated and administered in accordance with the terms of such Employee Benefit Plan and complies (and at all times has conformed) in form and in operation in all respects with the applicable requirements of ERISA, the Code and all other applicable Laws, except where the failure to comply would not have a Material Adverse Effect. Neither Target nor any ERISA Affiliate has incurred any liability for any tax, excise tax, or penalty with respect to any Employee Benefit Plan other than in the Ordinary Course of Business, and no event has occurred and no circumstance exists or has existed that could reasonably be expected to give rise to the imposition of any such tax or penalty other than in the Ordinary Course of Business.
     (B) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been timely made to each such Employee Benefit Plan that is an Employee Pension Benefit Plan. All premiums or other payments that are due have been timely paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.
     (C) There are no pending or, to the Knowledge of Sellers, threatened claims by or on behalf of any Employee Benefit Plan, or by or on behalf of any individual participants or beneficiaries of any Employee Benefit Plan, alleging any violation of ERISA or any other applicable laws or regulations, or claiming payments (other than benefit claims made and expected to be approved in the ordinary course of the operation of such plans), nor is there any basis for such claim. No Employee Benefit Plan is the subject of any pending (or to the Knowledge of Target or any Seller, any threatened) investigation or audit by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity.

     (D) Each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) either (i) has received a determination letter from the IRS to the effect that it meets the requirements of Code Section 401(a), and such IRS determination has not been revoked, or (ii) the Employee Benefit Plan uses as IRS-approved prototype plan and adoption agreement.
     (ii) Neither Target nor any ERISA Affiliate sponsors, maintains or contributes to, has ever sponsored, maintained or contributed to, or has any current or contingent liability with respect to: (A) a plan subject to Title IV of ERISA (including, without limitation, a “multiemployer plan” (within the meaning of Section 3(37) of ERISA)); (B) a “multiple employer plan” (within the meaning of section 413 of the Code); (C) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); or (D) post-employment medical or death benefits, except as required under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.
     (iii) The execution and delivery of this Agreement and the other Transaction Documents, and the performance of the transactions contemplated hereby and thereby will not (either alone or upon the occurrence of any additional or subsequent events) result in: (1) except for the Phantom Equity Payment and the Change of Control Payments, any payment to or acceleration, vesting or increase in the rights of any current or former service provider of Target or its Subsidiaries, or (2) any “excess parachute payment” (as defined in Section 280G of the Code) to any current or former service provider of Target or its Subsidiaries.
     (iv) No plan, agreement or arrangement benefiting a “service provider” (as defined in Section 409A of the Code) of Target or any of its Subsidiaries (including any payments made pursuant to the transactions contemplated by this Agreement) is, has been or would be, as applicable, subject to any Tax, penalty or interest under Section 409A or 457(a) of the Code.
     (r) Environmental, Health, and Safety Matters.
     (i) Target and its Subsidiaries are in compliance in all material respects with all applicable Environmental, Health, and Safety Requirements.
     (ii) Without limiting the generality of the foregoing, Target and its Subsidiaries have obtained, have complied, and are in compliance with, in each case in all material respects, all Permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business.
     (iii) Neither Target nor any of its Subsidiaries have received any written notice, report or other information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to Target or any of its Subsidiaries or their facilities arising under Environmental, Health, and Safety Requirements.
     (iv) This Section 4(r) contains the sole and exclusive representations and warranties of Sellers with respect to any environmental, health, or safety matters, including without limitation any arising under any Environmental, Health, and Safety Requirements.
     (s) Certain Business Relationships with Target and its Subsidiaries. Except as set forth in Section 4(s) of the Disclosure Schedule, other than as an owner of Target Interests or in connection with employment agreements set forth in the Disclosure Schedule, none of Sellers or their Affiliates has been involved in any business arrangement or relationship with Target or any of its Subsidiaries since November 1, 2006 and none of Sellers or their Affiliates owns any asset, tangible or intangible, that is used in the business of Target or any of its Subsidiaries.
     (t) Insurance. Section 4(t) of the Disclosure Schedule is a correct and complete list of each insurance policy maintained by or for the benefit of Target and its Subsidiaries (other than any group insurance policy that is part of an Employee Benefit Plan), correct and complete copies of which have been made available to Buyer. With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect in all material respects; (B) neither Target nor any of its Subsidiaries nor, to the Knowledge of the Sellers, any other party to the policy, is in Default under such policy (including with respect to the payment of premiums or the giving of notices); and (C) no party to the policy has repudiated any material provision thereof. Neither Target nor any of its Subsidiaries has received written notice under any such insurance policy denying or disputing any claim (or coverage with respect thereto) made by Target or any of its Subsidiaries regarding the termination, cancellation or material amendment of, or material premium increase with respect to, any such insurance policy.
     (u) Labor Matters. Neither Target nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement. Neither Target nor any of its Subsidiaries has experienced any strikes, labor grievances, claims of unfair labor practices or other collective bargaining disputes or claims of employment discrimination. The Sellers have no Knowledge of any organizational effort being made or threatened by or on behalf of any labor union with respect to employees of Target and its Subsidiaries. Section 4(u) of the Disclosure Schedule sets forth for each employee of Target or any of its Subsidiaries with expected compensation for the year ended December 31, 2009 in excess of $100,000 per year, such individual’s job title and hire date.
     (v) Bank Accounts. Section 4(v) of the Disclosure Schedule is a correct and complete list of all of the bank accounts, investment accounts, safe deposit boxes, lock boxes and safes held by, or in the name of, the Target or any of its Subsidiaries, and the names of all officers, employees or other individuals who are authorized to make withdrawals therefrom or dispositions thereof.
     (w) DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 4, SELLERS MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN RESPECT OF

TARGET, ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.
     Section 5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the earlier of the Closing or the termination of this Agreement.
     (a) General. Each of the Parties will use his, her, or its commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including to satisfy the Closing conditions set forth in Section 7 below; provided, however, in no event shall the foregoing be construed as requiring a Party to waive any of the closing conditions applicable to its obligations under this Agreement).
     (b) Notices, Waivers and Consents.
     (i) Target shall, and shall cause its Subsidiaries to, and Sellers shall cause each of Target and its Subsidiaries to, give any notices to third parties, and use their commercially reasonable efforts to obtain any third party waivers or consents, referred to in Section 4(c) above and the items set forth in Section 5(b) of the Disclosure Schedule. Each of the Parties will (and Sellers will cause each of Target and its Subsidiaries to) give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of Governmental Entity in connection with the matters referred to in Section 3(a)(ii), Section 3(b)(ii) and Section 4(c) above.
     (ii) Without limiting the generality of the foregoing, Buyer, on the one hand, and Target and Sellers, on the other hand, shall as promptly as practical, but in no event later than five (5) Business Days following the execution and delivery of this Agreement, each file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form under the HSR Act required in connection with the transactions contemplated hereby and as promptly as practicable supply additional information, if any, requested in connection herewith pursuant to the HSR Act to the extent it is commercially reasonable to do so. Any such Notification and Report Form shall request early termination of the waiting period under the HSR Act. Each of Buyer and Sellers shall furnish to the other such information and assistance as the other may reasonably request, consistent with the applicable antitrust laws, in connection with its preparation of any filing or submission which is necessary under the HSR Act. Each of Buyer and Sellers shall keep the other apprised in a prompt manner of the status and substance of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ. Buyer and Sellers will use their commercially reasonable efforts to obtain the termination or expiration of any applicable waiting period required under the HSR Act for the consummation of the transactions contemplated hereby. The cost of all filing fees under the HSR Act shall be borne by Buyer.

     (c) Operation of Business. Except (i) as may be required by Law, (ii) as may be agreed in writing by Buyer, or (iii) as may be expressly required pursuant to this Agreement, the business of Target and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the Ordinary Course of Business; and Target and its Subsidiaries shall use, and Sellers shall cause Target and its Subsidiaries to use, their commercially reasonable efforts to preserve substantially intact Target’s and its Subsidiaries’ business organization and to conduct their respective businesses in the Ordinary Course of Business. Without limiting the generality of the foregoing, Target shall not, and shall not permit any of its Subsidiaries to, and Sellers shall not permit Target or any of its Subsidiaries to:
     (i) amend or otherwise change the Organizational Documents of Target or any of its Subsidiaries;
     (ii) issue, sell, pledge, dispose, encumber or grant any equity interests of Target or any of its Subsidiaries, or any securities exchangeable or convertible into equity interests of Target or any of its Subsidiaries;
     (iii) declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Target’s or any of its Subsidiaries’ equity interests, other than (x) cash distributions made by DFS to Target, and (y) estimated tax distributions with respect to income generated prior to the Closing Date paid to the members of Target no later than five (5) Business Days prior to the Closing Date;
     (iv) except as required pursuant to existing written agreements or Employee Benefit Plans in effect as of the date hereof, or as otherwise required by Law, (i) enter into any employment agreement with, or increase the compensation or other benefits payable (or which may become payable) to, any director, manager, officer or employee of Target or any of its Subsidiaries, provided that the foregoing shall not prohibit (A) annual salary increases in the Ordinary Course of Business to employees of Target or any of its Subsidiaries who are not directors, managers or officers of Target or any of its Subsidiaries, and (B) hiring new at-will employees (without severance obligations on the part of the Target or any of its Subsidiaries) who are not also serving as directors, managers or executive officers of Target or any of its Subsidiaries (ii) grant any severance or termination pay to, or enter into any severance agreement with, any director, manager, officer, employee, consultant or independent contractor of Target or any of its Subsidiaries, provided, that the foregoing shall not prohibit the making of severance or termination payments pursuant to obligations in place on the date of this Agreement to employees whose employment has terminated, (iii) enter into any consulting agreement or other similar agreement with any manager, officer, employee, consultant or independent contractor of Target or any if its Subsidiaries, or (iv) establish, adopt, enter into or amend any plan, trust, fund, policy or arrangement for the benefit of any current or former manager, officers, employees, consultants, independent contractors or any of their beneficiaries that would be an Employee Benefit Plan if it were in existence as of the date of this Agreement;

     (v) acquire (including by merger, consolidation, acquisition of stock or assets, or otherwise) any corporation, partnership, limited liability company, other business organization or any division thereof;
     (vi) incur any Indebtedness except for Indebtedness incurred under Target’s existing credit facilities as in effect on the date hereof;
     (vii) except as expressly contemplated by this Agreement, modify, amend or terminate any Material Contract (including the Phantom Equity Surrender Agreements);
     (viii) make or revoke any election with respect to Taxes or enter into any agreement or arrangement with respect to Taxes;
     (ix) make any change to its methods of accounting (including Tax accounting) in effect as of December 31, 2008, except (i) as required by GAAP (or any interpretation thereof) or as required by a Governmental Entity or the Financial Accounting Standards Board, or (ii) as required by a change in applicable Law;
     (x) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber, or subject to any Lien (other than Permitted Liens) or otherwise dispose of any properties or assets, other than in the Ordinary Course of Business; or
     (xi) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.
     (d) Full Access.
     (i) Target will permit, and will cause each of its Subsidiaries to permit, and Sellers will cause Target and each of its Subsidiaries to permit, representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Target and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), Contracts, and documents of or pertaining to Target and each of its Subsidiaries. Buyer will treat, hold and use any Proprietary and Confidential Information it receives from any of Sellers and Target and its Subsidiaries in the course of the reviews contemplated by this Section 5(d) in accordance with the terms and conditions of the Confidentiality Agreement.
     (ii) From and after the date hereof, within twelve (12) Business Days after the end of each month, Target shall deliver to Buyer a consolidated internal, unaudited balance sheet, statement of income and of cash flows of Target and its Subsidiaries (other than Reinsurance Limited) as of the end of each such month and for the period ending on the last day of such month, prepared in accordance with GAAP (absent any footnotes thereto and subject to normal year-end adjustments).

     (e) Notice of Developments.
     (i) Promptly after any Seller, the Target or any of its Subsidiaries becomes aware, Target and the Sellers shall provide written notice to Buyer of any matter, event, occurrence, state of facts, circumstance or development which, if it existed on or prior to the date hereof, or which, if it occurred after the date hereof and on or before the Closing Date, would be required to be set forth or described in the Disclosure Schedule in order for the representations and warranties of Sellers and Target contained in this Agreement to be true and correct as of the Closing Date (the “Supplemental Information”). Notwithstanding the delivery of the foregoing notice, Supplemental Information shall not be included in the Disclosure Schedule and any disclosure of such Supplemental Information to Buyer shall not be deemed to cure any breach or inaccuracy of the representations and warranties of Sellers or the Target for purposes of either the satisfaction of the conditions set forth in Section 7(a) or the indemnification obligations pursuant to Section 8.
     (ii) Notwithstanding the provisions of Section 7(e)(i) and solely with respect Automobile Dealer Agreements required to be disclosed in Section 4(n)(xiii) of the Disclosure Schedule, any Seller may elect at any time to notify Buyer of any development occurring after the date of this Agreement with respect to an Automobile Dealer Agreement that, if such development had occurred prior to the execution of this Agreement, would have resulted in such Automobile Dealer Agreement, if set forth in Section 4(n)(xiii) of the Disclosure Schedule as of the date of this Agreement, not being required pursuant to Section 4(n)(xiii) to be so set forth in Section 4(n)(xiii) of the Disclosure Schedule or, if not set forth in Section 4(n)(xiii) of the Disclosure Schedule as of the date of this Agreement, being required pursuant to Section 4(n)(xiii) to be so set forth in Section 4(n)(xiii) of the Disclosure Schedule. Unless Buyer has the right to terminate this Agreement pursuant to Section 9(a)(ii) below by reason of such development and exercises that right, the written notice pursuant to this Section 5(e)(ii) will be deemed to have amended the Disclosure Schedule, to have qualified the representations and warranties contained in Section 4(n)(xiii) above by the inclusion or removal, as the case may be, of such Automobile Dealer Contract on or from Section 4(n)(xiii) of the Disclosure Schedule, and to have cured any misrepresentation solely with respect to Section 4(n)(xiii) that otherwise might have existed hereunder by reason of such development.
     (f) Exclusivity. The Target and each of the Sellers:
     (i) shall terminate immediately, and shall cause all of the Representatives of the Target and each Seller to terminate immediately, any existing solicitations, encouragements, discussions or negotiations with any person or entity other than Buyer, its Affiliates and Representatives, with respect to any proposed, potential or contemplated Competing Transaction (as defined below); and
     (ii) shall not, and shall cause each of its Representatives not to, nor shall it authorize or permit any of its or its Representatives to, in each case except with respect to Buyer, its Affiliates or Representatives: (A) solicit, initiate or knowingly facilitate or encourage the making by any person or entity of any proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, a proposal for any potential acquisition of any capital stock or any material portion of the assets of Target , whether pursuant to a sale of assets, sale of stock, merger, consolidation, reorganization, recapitalization or otherwise, which could materially restrict or delay the transactions contemplated by this Agreement (in each case, a “Competing Transaction”), (B) participate in any discussions or negotiations with any person or entity regarding, or furnish or disclose to any person or entity any information (including Proprietary and Confidential Information) with respect to, or in furtherance of, or take any other action knowingly to facilitate any inquiries from any person or entity with respect to any Competing Transaction, or (C) execute or enter into any agreement, understanding or arrangement, including (whether legally binding or not) any letter of intent, memorandum of understanding or similar agreement, with any person or entity with respect to any Competing Transaction, or approve or recommend or propose to approve or recommend any Competing Transaction or any agreement, understanding or arrangement, including (whether legally binding or not) any letter of intent, memorandum of understanding or similar agreement, relating to any Competing Transaction (or resolve or authorize or propose to agree to take any of the foregoing actions).
     (g) Financing.
     (i) Buyer intends to finance the Purchase Price and its other obligations under this Agreement through borrowings under term and revolving credit facilities, through the issuance of debt securities in a public and/or 144A or other private offering, or from other financing sources that may be available to Buyer, or from a combination of the foregoing (the “Financing”). Buyer shall use its reasonable best efforts to consummate the Financing on the terms and conditions as Buyer shall deem appropriate in its reasonable discretion in order to allow it to consummate the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require or obligate Buyer to commence or pursue any legal action or proceeding seeking to compel any Person to provide any portion of the Financing.
     (ii) Target shall, and shall cause its Subsidiaries, and shall cause its and its Subsidiaries’ respective officers, employees, consultants and advisors, including its legal counsel and auditors, to provide reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Target and its Subsidiaries or otherwise impair, in any material respect, the ability of any officer or executive of Target or its Subsidiaries to carry out their duties to Target or to its Subsidiaries, respectively). The Sellers hereby guaranty the performance of Target’s obligations pursuant to this paragraph (ii). Without limiting the generality of the foregoing, such cooperation by Target, its Subsidiaries and their respective officers, employees, consultants and advisors, shall include: (A) entering into and delivering such documents, agreements and instruments, and executing and delivering such officer’s certificates, including certificates of the Chief Financial Officer of Target or any of its Subsidiaries, with respect to solvency matters and as are otherwise customary in financings of such type; provided that such documents, agreements, instruments, and certificates shall be effective until the Closing; (B) pledging, granting security interests in, and otherwise granting Liens on, Target’s and its Subsidiaries assets; provided that no obligation of Target or any of its Subsidiaries under any such pledge or grant shall be effective until the Closing; (C) executing and delivering such definitive financing agreements, hedging arrangements, legal opinions, customary bank book authorization letters, and other documents related to the Financing; provided that no such agreements, arrangements, opinions, letters or documents shall be effective until the Closing; (D) (1) preparing and furnishing business projections, financial statements, pro forma statements and other financial data and pertinent information of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in either public offerings under the Securities Act or private placements resold under Rule 144A of the Securities Act, to consummate the offerings of debt securities contemplated by the Financing, all as may be reasonably requested by Buyer, (2) preparing and delivering to Buyer, no later than October 30, 2009, unaudited consolidated financial statements of Target and its Subsidiaries prepared in accordance with GAAP, consistently applied, for the twelve month period ended June 30, 2009 and the three and nine month periods ended September 30, 2009, and (3) unaudited consolidated financial statements of Target and its Subsidiaries for each fiscal quarter ending after September 30, 2009 (the financial statements referenced in clauses (2) and (3), together with the materials in clause (1), are referred to herein as the “Required Financial Information”), which Required Financial Information shall be Compliant; (E) making Target’s representatives to be reasonably available to assist in the Financing, including participation in a reasonable number of meetings, presentations (including management presentations), road shows, drafting sessions, due diligence sessions and sessions with rating agencies, including meetings with prospective lenders or underwriters, and assistance with the preparation of materials for rating agency presentations, projections, offering documents and similar documents required in connection with the Financing; (F) cooperating reasonably with the marketing efforts of the Financing; (G) cooperating reasonably with Buyer in ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of Target and its Subsidiaries; (H) obtaining or providing customary accountants’ comfort letters, consents, legal opinions, survey and title insurance as requested by Buyer along with such assistance and cooperation from such independent accountants and other professional advisors as reasonably requested by Buyer; (I) taking all actions reasonably necessary to permit the prospective lenders involved in the Financing to (1) evaluate Target’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (2) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; provided that no right of any lender, nor obligation of Target or any of its Subsidiaries, thereunder shall be effective until the Closing; (J) assisting Buyer with regard to recording the transactions for financial reporting purposes in accordance with GAAP, including cooperating in good faith, if requested by Buyer, in developing alternative means of so doing and assisting with any presentation with respect thereto, (K) otherwise reasonably cooperating in connection with the consummation of the Financing and the syndication and marketing thereof, including seeking any rating agencies’ confirmations or approvals for the Financing; and

(L) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Financing and the direct borrowing or incurrence of all the proceeds of the Financing, including any high yield debt financing, and/or the direct guaranteeing (as applicable) by Target and its Subsidiaries as of the consummation of the Financing. Target hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing. As used in this Section 5(g), “Compliant” means, with respect to any Required Financial Information, that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding Target and its Subsidiaries necessary in order to make such Required Financial Information not misleading and is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act, in each case assuming such Required Financial Information is intended to be the information to be used in connection with the Financing. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, Sellers and Target acknowledge and agree that, subject to the consent of Sellers’ Representative, which shall not be unreasonably withheld, Buyer and its Affiliates may publicly disclose the Required Financial Information and other material information regarding the Target and the transactions contemplated hereby in connection with the Financing and otherwise pursuant to applicable securities Laws, and that any such disclosure shall not be deemed to be a breach of this Agreement or the Confidentiality Agreement.
     (iii) Notwithstanding anything in this Agreement to the contrary, neither Target nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Closing. Buyer shall, promptly upon request by Target following the valid termination of this Agreement, reimburse Target for all reasonable and documented out-of-pocket costs incurred by Target or any of its Subsidiaries in connection with such cooperation. Buyer shall indemnify, defend and hold harmless Target and its Subsidiaries for and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by Target or its Subsidiaries).
     Section 6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.
     (a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 8).
     (b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Legal Proceeding in connection with (i) any transaction contemplated under this Agreement or any of the other Transaction Documents, or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Target and its Subsidiaries, each of the other Parties shall cooperate with him, her, or it and his, her, or its counsel in the defense or contest, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8, in which event the provisions of Section 8 shall control).
     (c) Tax Matters
     (i) Responsibility for Filing Tax Returns. Sellers’ Representative shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis all Tax Returns with respect to the Target and its Subsidiaries for taxable periods ending on or prior to the Closing Date (a “Pre-Closing Tax Period”). Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis all other Tax Returns with respect Target and its Subsidiaries for taxable periods beginning after the Closing Date (a “Post-Closing Tax Period”). Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns with respect to Target and its Subsidiaries for Tax periods which begin in the Pre-Closing Tax Period and end after the Pre-Closing Tax Period (a “Straddle Period”). Sellers shall pay to Buyer, no later than five (5) Business Days after any demand by Buyer, with respect to such Straddle Period Tax Returns an amount equal to the portion of such Taxes which relates to the Pre-Closing Tax Period (as determined pursuant to Section 6(c)(ii) hereof). In the case of any Tax Return with respect to a Straddle Period, Buyer shall permit the Sellers’ Representative to review and comment on such Tax Return prior to filing and shall give due regard to any such comments. Other than Tax Returns with respect to Straddle Periods that Buyer is obligated to prepare pursuant to this section, neither Buyer nor Target nor its Subsidiaries shall file any Tax Return or amended Tax Return with respect to Target or any of its Subsidiaries for any Pre-Closing Period without the prior written consent of Sellers’ Representative, which shall not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary in this Section 6(c)(i), if Buyer is notified in writing by a Governmental Entity that Target or any of its Subsidiaries is required to file a Tax Return for any Pre-Closing Tax Period that Sellers’ Representative did not file or cause to be filed, Buyer may file such Tax Return any time following the expiration of the five (5) Business Day period following written notice to Sellers’ Representative of Buyer’s intention to file such Tax Return.
     (ii) Allocation of Certain Taxes.
     (A) If any of Target or its Subsidiaries is permitted but not required under applicable state, local, or foreign income Tax Laws to treat the Closing Date as the last day of a taxable period, then the Parties shall treat that day as the last day of a taxable period for Target or its Subsidiaries.
     (B) In the case of Taxes arising in a Straddle Period of Target or its Subsidiaries, except as provided in Section 6(c)(iv), the allocation of such Taxes between the Pre-Closing Tax Period and the Post-Closing Tax Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. For the avoidance of doubt, for purposes of this Section 6(c)(ii)(B), any Tax resulting from the transactions contemplated by this Agreement is attributable to the Pre-Closing Period.
     (C) In the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any other Taxes be deemed equal to the amount which would be payable if the relevant taxable period ended as of the end of the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of Target or its Subsidiaries.
     (iii) Transfer Taxes. Any real property transfer or gains tax, stamp tax, transfer tax, or other similar Tax (collectively, “Transfer Taxes”) and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) imposed on Target or any of its Subsidiaries as a result of the transactions contemplated by this Agreement shall be borne equally by the Seller and Buyer. The Sellers agree to cooperate with Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession that is reasonably necessary to complete such returns. If required by applicable law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.
     (iv) Cooperation. Sellers, Target and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes. Buyer and the Sellers recognize that the Sellers may need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by Target to the extent such records and information pertain to events occurring prior to the Closing Date; therefore, Buyer agrees that from and after the Closing Date, Buyer shall, and shall cause Target, their Affiliates and successors to (i) retain and maintain such records and information for three years and (ii) allow the Sellers to inspect, review and make copies of such records and information as the Sellers or agent and representative of a Seller may deem necessary or appropriate from time to time.
     (v) Refunds and Credits. Any refunds or credits of Taxes of Target plus any interest received with respect thereto from the applicable taxing authority for any Pre-Closing Tax Period (including refunds or credits arising by reason of amended Tax Returns filed after the Closing Date), except to the extent such refunds are attributable to tax attributes that are generated after the Closing Date, shall be for the account of Sellers and shall be paid by Buyer to Sellers’ Representative within ten (10) days after Buyer or Target or any of its Subsidiaries receives such refund or after the relevant Tax Return is filed in which a credit is applied against Buyer’s, Target’s or any of its Subsidiaries’, or any of their successor’s liability for Taxes. The amount due to Sellers under this paragraph shall be reduced, but not below zero, by any expenses incurred by Buyer, Target or Subsidiary in obtaining the refund or in order to benefit from the credit. Buyer shall not be under any obligation to prosecute any refund claim for a Pre-Closing Tax Period.
     (d) Non-Competition and Confidentiality.
     (i) Non-Competition. Each of the Sellers understands that Buyer shall be entitled to protect and preserve the going concern value of the business of Target and its Subsidiaries to the extent permitted by Law and that Buyer would not have entered into this Agreement absent the provisions of this Section 6(d)(i) and, therefore, for a period from the Closing Date until two (2) years after such time (the “Restricted Period”), each Seller shall not, directly or indirectly, (A) engage in activities or businesses, or establish any new businesses (in each case whether as an owner, officer, director, manager, partner, employee, independent contractor, consultant or otherwise), that provides automobile or truck financing loans, or otherwise assists in the provision of or arranges for automobile or truck financing loans, primarily to United States military personnel (whether in the United States or elsewhere), or otherwise competes with the business conducted by the Target as of the Closing Date or as contemplated to be conducted by Target or its Subsidiaries as set forth in the Confidential Memorandum, or (B) influence or attempt to influence any supplier, licensor, licensee, strategic partner, distributor or customer to terminate or modify any Contract (or any course of dealing thereunder) with Target or any of its Subsidiaries (collectively, “Competitive Activities”); provided, however, the foregoing provisions shall not prohibit (x) any Seller from owning up to 2% of the outstanding voting securities of a publicly-traded company so long as neither such Seller, nor any of its Affiliates, seeks to influence or control, or is otherwise involved as an officer, director, manager or employee of, or independent contractor or consultant to, such publicly-traded company, (y) ownership of one or more automobile dealers or dealerships by any Seller, or (z) Nelson from performing services as an employee of Target or its Affiliates after the Closing Date on behalf of Target and its Affiliates which could constitute Competitive Activities.
     (ii) Non-Solicitation. During the Restricted Period, no Seller shall, directly or indirectly, (A) influence or attempt to influence any employee, consultant, independent contractor to terminate or modify any Contract (or any course of dealing thereunder) with Target or any of its Subsidiaries or any of their respective Affiliates, or (B) hire any employee, consultant, independent contractor of Target of any of its Subsidiaries who was employed for or engaged by, Target or any of its Subsidiaries on the date of this Agreement or at any time during the Restricted Period or the one (1) year period prior to the date of this Agreement, provided, that the foregoing shall not prohibit Nelson from performing services as an employee of Target or its Affiliates after the Closing Date on behalf of Target and its Affiliates which could constitute a prohibited activity under this Section 6(d)(ii).
     (iii) Confidentiality. Each Seller recognizes and acknowledges that the Proprietary and Confidential Information is a valuable, special and unique asset of the business of Target and its Subsidiaries and their respective Affiliates; provided, that the foregoing shall not prohibit Nelson from performing services as an employee of Target or its Affiliates after the Closing Date on behalf of Target and its Affiliates which could constitute a prohibited activity under this Section 6(d)(iii). As a result, such Seller will not, without the prior written consent of Target, divulge to any third party for any reason or use for his own benefit, any Proprietary and Confidential Information. Notwithstanding the foregoing, if Seller is compelled to disclose Proprietary and Confidential Information by court order or other legal process, to the extent permitted by applicable Law, Seller shall promptly so notify Target so that it may seek a protective order or other assurance that confidential treatment of such Proprietary and Confidential Information shall be afforded, and Seller shall reasonably cooperate with Target and its Subsidiaries and their respective Affiliates in connection therewith. If Seller is so obligated by court order or other legal process to disclose Proprietary and Confidential Information, Seller will disclose only the minimum amount of such Proprietary and Confidential Information as is necessary for Seller to comply with such court order or other legal process.
     (iv) Judicial Modification; Enforceability. If any court determines that any of the restrictive covenants set forth in Section 6(e) (collectively, the “Restrictive Covenants”) is unenforceable because of the duration or geographical scope of such provision, such court shall have the power to modify such provision and, in its modified form, such provision shall then be enforceable. If any court holds any of the Restrictive Covenants unenforceable by reason of their breadth or scope or otherwise, it is the intention of the parties hereto that such determination not bar or in any way affect the right of Target and its Subsidiaries and their respective Affiliates to the relief provided in this Section 6(e)(iv) and Section 11(o) in the courts of any other jurisdiction within the geographic scope of such Restrictive Covenants.
     Section 7. Conditions to Obligation to Close.
     (a) Conditions to Buyer’s Obligation. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) The representations and warranties set forth in Section 3(a) and Section 4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) which shall be true and correct in all respects at and as of the Closing Date;

     (ii) Target and Sellers shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Target and Sellers shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (iii) there shall not be any pending Legal Proceeding or any Order in effect preventing consummation of any of the transactions contemplated by this Agreement;
     (iv) Target and Sellers shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in
Section 7(a)(i)-(iii) have been satisfied in all respects;
     (v) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and the Parties shall have received all other authorizations, consents, and approvals referred to in Section 3(a)(ii), Section 3(b)(ii), and
Section 4(c) above;
     (vi) Buyer shall have received the resignations, effective as of the Closing, of each manager, director and officer of the Target and each of its Subsidiaries, other than those designated in writing by Buyer;
     (vii) No change, effect, event, occurrence, state of facts or development shall have occurred since the date of this Agreement which individually or in the aggregate constitutes a Material Adverse Change.
     (viii) Buyer shall have entered into such documents, agreements and instruments relating to existing financing arrangements and additional financing arrangements, in each case on terms and conditions and in form and substance satisfactory to it, and Buyer shall have received proceeds, if any, from such financing arrangements in an amount sufficient to enable it to pay the Purchase Price at Closing and otherwise to meet its obligations hereunder.
     (ix) Buyer shall have received the consents, waivers and approvals from Persons party to the Material Contracts listed in Section 7(a)(ix) of the Disclosure Schedule, in each case in form and substance satisfactory to Buyer;
     (x) All plans, programs and arrangements providing for the issuance or grant of any other interest in respect of the Target Interests or other securities or rights to acquire equity (or equity-like) securities of Target or any of its Subsidiary, including the Phantom Equity Plan, shall have been terminated as of immediately prior to the Closing Date, and no holder of Phantom Equity Units, or any participant in any such plans, programs or arrangements, shall have any further rights thereunder to acquire any equity (or equity-like) securities; and
     (xi) In addition to the other documents referred to in Sections 2(e)(iv) through (vii), at the Closing, the Sellers’ Representative shall have caused to be executed and delivered to Buyer a duly completed and executed certificate establishing exemption from withholding under Section 1445 of the Code in accordance with the treasury regulations promulgated thereunder (“FIRPTA Certificate”).
Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.
     (b) Conditions to Sellers’ Obligation. Sellers’ obligation to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:
     (i) the representations and warranties set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change”, in which case such representations and warranties (as so written, including the term “material” or “Material”) which shall be true and correct in all respects at and as of the Closing Date;
     (ii) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” and “Material Adverse Effect,” in which case Buyer shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (iii) there shall not be any pending Legal Proceeding or any Order in effect preventing consummation of any of the transactions contemplated by this Agreement;
     (iv) Buyer shall have delivered to Sellers a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iii) have been satisfied in all respects;
     (v) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and the Parties, Target, and its Subsidiaries shall have received all other authorizations, consents, and approvals referred to in Section 3(a)(ii), Section 3(b)(ii), and Section 4(c) above; and
     (vi) Buyer shall have executed and delivered or caused to be executed and delivered to Sellers’ Representative the Escrow Agreement duly executed by Buyer.
Sellers’ Representative may waive any condition specified in this Section 7(b) on behalf of all Sellers if it executes a writing so stating at or prior to the Closing.
     Section 8. Remedies for Breaches of This Agreement.
     (a) Survival of Representations and Warranties, Covenants. All of the representations and warranties contained in this Agreement, in any Transaction Document or in any certificate delivered pursuant to Section 7(a)(iv) or Section 7(b)(iv), shall survive the Closing and continue in full force and effect until 5:00 p.m., New York City time, on the date which is the 18-month anniversary of the Closing Date; provided, however, that the representations and warranties in (x) Section 4(j) (Tax Matters) (the “Tax Representations”) shall survive the Closing and continue in full force and effect until 5:00 p.m., New York City time, on the date which is 30 days following the date that the applicable statute of limitations expires, and (y) Section 3(a)(ii) (Authorization), Section 3(a)(iv) (Brokers), Section 3(a)(vi) (Target Interests), Section 3(b)(ii) (Authorization), Section 3(b)(iv) (Brokers), Section 4(b) (Capitalization), Section 4(c)(i) (Authorization), Section 4(d) (Brokers) and Section 4(f) (Subsidiaries) shall survive indefinitely (collectively, the “Ownership Representations” and, together with the Tax Representations, the “Fundamental Representations”). All covenants and agreements contained in this Agreement or in any Transaction Document shall survive until fully performed except for such covenants and agreements that expressly provide for a specified survival period, in which case, such covenants and agreements shall survive the Closing until the termination of such specified survival period. Any claim for indemnification under this Section 8 involving a misstatement in any representation, or any breach of warranty or covenant or agreement, shall be made, if at all, no later than 5:00 p.m., New York City time, on the particular survival date applicable to the representation, warranty or covenant.
     (b) Indemnification Provisions for Buyer’s Benefit.
     (i) From and after the Closing, Sellers shall, jointly and severally, in accordance with and subject to the limitations set forth in this Section 8, and provided Buyer makes a written claim for indemnification against Sellers or Target in accordance with Section 8(d) within the applicable survival period set forth in Section 8(a), indemnify, defend and hold harmless Buyer, Target and its Subsidiaries, and their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives, successors and permitted assigns (the “Buyer Indemnified Parties”), from and against any and all Adverse Consequences which may be sustained, suffered or incurred by any Buyer Indemnified Party resulting or arising from, or related to:
     (A) any misstatement in a representation, or any breach of warranty, (1) made by any of the Sellers in this Agreement (other than those representations and warranties made in Section 3(a)), (2) made by any of the Sellers in any other Transaction Document or (3) made by the Target in any certificate delivered by it pursuant to Section 7(a)(iv); or
     (B) any breach of a covenant or agreement (1) made by any of the Sellers in this Agreement or in any other Transaction Document, or (2) made by Target in Section 5;
     (C) any amounts with respect to (1) Indebtedness not set forth on the Indebtedness Statement, (2) Target Expenses not set forth on the Expense Statement, (3) Change of Control Payments not set forth on the Change of Control Payment Statement, or (4) the Phantom Equity Payment to the extent not set forth on the Phantom Equity Payment Statement;
     (D) any Tax that is attributable to a Pre-Closing Period; or

     (E) any Negative Adjustment Amount.
     (ii) From and after the Closing, each Seller, severally and not jointly, in accordance with and subject to the limitations set forth in this Section 8, and provided Buyer makes a written claim for indemnification against Sellers or Target in accordance with Section 8(d) within the applicable survival period set forth in Section 8(a), shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Adverse Consequences which may be sustained, suffered or incurred by any Buyer Indemnified Party resulting or arising from, or related to any misstatement in a representation, or a breach of warranty, made by such Seller in Section 3(a) or in any certificate delivered by such Seller pursuant to Section 7(a)(iv).
     (c) Indemnification Provisions for Sellers’ Benefit. From and after the Closing, Buyer shall, in accordance with and subject to the limitations set forth in this Section 8, and provided Sellers’ Representative makes a written claim for indemnification against Buyer in accordance with Section 8(d) within the applicable survival period set forth in Section 8(a), indemnify, defend and hold harmless Sellers and their respective officers, directors, managers, employees, stockholders, members, partners, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”), from and against any and all Adverse Consequences which may be sustained, suffered or incurred by any Seller Buyer Indemnified Party resulting or arising from, or related to:
     (i) any misstatement in a representation, or any breach of warranty made by Buyer in this Agreement, in any other Transaction Document or in any certificate delivered by Buyer pursuant to Section 7(b)(iv);
     (ii) any breach of a covenant or agreement (A) made by Buyer in this Agreement or in any other Transaction Document, or (B) made by Target in Section 6; or
     (iii) any Positive Adjustment Amount.
     (d) Notice of Claims; Matters Involving Third Parties.
     (i) Any Buyer Indemnified Party or Seller Indemnified Party (the “Indemnified Party”) seeking indemnification hereunder, shall promptly, and in any event within any applicable relevant limitation period provided for in Section 8(a), give (i) in the case of indemnification sought by any Seller Indemnified Party, to Buyer, and (ii) in the case of indemnification sought by any Buyer Indemnified Party, to the Sellers’ Representative, a written notice (a “Claim Notice”) which shall include a statement of any material information then known to the Indemnified Party regarding such claim; provided, however, that the failure to give such a Claim Notice shall not relieve the Party or Parties obligated to provide indemnification (the “Indemnifying Party”) of its obligations hereunder with respect to such claim, except to the extent that either the Indemnifying Party shall have been materially prejudiced by such failure to notify or that such Claim Notice was not delivered within the applicable survival period set forth in Section 8(a).

     (ii) If any third party shall notify any Indemnified Party with respect to any matter, including claims or audits by any Governmental Authority involving Taxes (each such claim hereinafter referred to as a “Tax Claim”), which may give rise to a claim for indemnification against any Indemnifying Party under this Section 8 (a “Third-Party Claim”), then the Indemnified Party shall promptly notify (i) in the case of indemnification sought by any Seller Indemnified Party, to Buyer, and (ii) in the case of indemnification sought by any Buyer Indemnified Party, to the Sellers’ Representative, in writing, which notice shall include a statement of any material information then known to the Indemnified Party regarding such Third Party Claim (the “Third-Party Claim Notice”); provided, however, that no delay on the part of any Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party of its obligations under this Section 8 to indemnify, defend and hold harmless an Indemnified Party, except to the extent the Indemnifying Party shall have been materially prejudiced by such delay.
     (iii) Any Indemnifying Party will have the right upon written notice to the Indemnified Party within 20 days following receipt of a Third-Party Claim Notice to assume and thereafter conduct, at its expense, the defense of the Third-Party Claim with counsel of his, her, or its choice reasonably satisfactory to the Indemnified Party; provided, however, if any Third-Party Claim against any of the Buyer Indemnified Parties involves (i) a claim of violation of criminal Law, (ii) allegations of fraud, or (iii) seeks relief other than monetary damages, then the Indemnified Party shall have the right to assume, and thereafter conduct, the defense of such Third Party Claim as provided in Section 4(iv) below. If the Indemnified Party has assumed and is conducting the defense of such Third Party Claim, then the Indemnifying Party shall have the right to participate in such defense at its own cost and expense and with counsel of its own choosing. In no event shall the Indemnifying Party consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only money damages the payment of which shall be made by the Indemnifying Party, does not involve an admission of violation of Law or other wrongdoing, and does not impose an injunction or other equitable relief upon the Indemnified Party.
     (iv) Unless and until an Indemnifying Party assumes the defense of the Third-Party Claim as provided in Section 8(d)(iii), if an Indemnifying Party is not permitted pursuant to this Agreement to assume the defense of a Third-party Claim or if an Indemnifying Party assumes the defense of a Third-Party Claim but fails to actively defend such claim in good faith, then the Indemnified Party may undertake and control the defense of any such Third-Party Claim in any manner, with counsel and other advisors and experts that it deems reasonable and appropriate, and the cost and expenses of any the investigation or defense of any such Third Party Claim by the Indemnified Party shall be paid by the Indemnifying Party within 30 days following receipt of customary invoices. In the event that the Indemnifying Party is controlling and conducting the defense of the subject Third Party Claim, the Indemnified Party, at its own cost and expense, will cooperate with and make available to the Indemnifying Party such assistance and materials as may be reasonably requested by the Indemnified Party in connection with the investigation and defense of a Third Party Claim. In the event that the Indemnifying Party is controlling and conducting the defense of the subject Third Party Claim, the Indemnified Party shall have the right, at its own cost and expense, to participate in the defense assisted by counsel of its own choosing; provided, however, if in the reasonable opinion of counsel for such Indemnified Party, there is a reasonable likelihood of a conflict of interest between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for the reasonable fees and expenses of one counsel to such Indemnified Party in connection with such defense. So long as the Indemnifying Party which is entitled to assume the defense of a Third-Party Claim is reasonably contesting such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.
     (v) The Indemnifying Party shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld), enter into any settlement of a Third Party Claim that (A) involves an admission of a violation of law or other wrongdoing, (B) does not include as an unconditional term thereof the giving by the Person or Persons asserting such Third Party Claim to all Indemnified Parties of an unconditional release from all liability with respect to such Third Party Claim, (C) includes a consent to entry of any judgment, or (D) involves non-monetary relief or remedy, including any restrictions on the Indemnified Party’s ability to operate or compete; provided, however, notwithstanding anything to the contrary, in no event shall any Seller Indemnified Party settle a Tax Claim without the prior written consent of Buyer or Target, which consent shall not be unreasonably withheld, conditioned or delayed.
     (vi) In the case of a claim that does not involve a Third Party Claim, an Indemnifying Party shall have 30 days after the giving of any Claim Notice pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and to cause to be paid such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Dispute Notice”). Within 15 days after the giving of any Dispute Notice, a representative of the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within thirty days of the giving of the Dispute Notice, the Parties may thereupon proceed to pursue any and all available remedies at Law.
     (e) Certain Additional Provisions Regarding Indemnification.
     (i) Except in the case of claims for indemnification under Section 8(b)(i)(A) or Section 8(b)(ii) involving the Fundamental Representations, a Buyer Indemnified Party shall have no right to indemnification under Section 8(b)(i)(A) or Section 8(b)(ii) unless and until the aggregate of all Adverse Consequences with respect to which the Buyer Indemnified Parties are otherwise entitled to indemnification under Section 8(b)(i)( A) or Section 8(b)(ii) exceeds an aggregate deductible amount of $625,000 (the “Basket Amount”), whereupon the Buyer Indemnified Parties shall be indemnified for all Adverse Consequences in excess of the Basket Amount.

     (ii) The aggregate amount required to be paid by the Sellers pursuant to the indemnification provided for in (A) Section 8(b)(i)(A) or Section 8(b)(ii) (other than with respect to the Fundamental Representations) shall not exceed $6,250,000 (the “Cap”), or (B) Sections 8(b)(i)(B), (C), (D) and (E) shall not exceed an amount equal to the Purchase Price.
     (iii) In determining whether one Party is required to indemnify another Party pursuant to this Section 8, and in determining the amount of Adverse Consequences for which indemnification may be claimed pursuant to this Section 8, the representations, warranties, covenants and agreements contained in this Agreement, the Transaction Documents or any certificate delivered pursuant to Section 7(a)(iv) or Section 7(b)(iv) shall be read and interpreted as if the terms “material”, “Material Adverse Effect” and words of similar meaning were not contained, set forth or otherwise included, directly or indirectly, in such representations, warranties, covenants or agreements.
     (iv) No Buyer Indemnified Party shall be entitled to indemnification under Section 8(b)(i)(A) with respect to any particular breach of a representation or warranty (other than the Fundamental Representations) unless and until the amount of the Adverse Consequences related to such breach exceed $25,000; provided, that, if the Adverse Consequences related to such breach exceed $25,000, then the Indemnifying Party shall be liable for all Adverse Consequences related to such breach (subject to the provisions of Section 8(e)(i) above); it being understood that any Adverse Consequences or series of Adverse Consequences arising out of or relating to the same facts, occurrences or transactions shall be considered the same Adverse Consequences with respect to any particular breach for purposes of this Section 8(e)(iv).
     (v) The amount of any Adverse Consequences payable under this Section 8 by the Indemnifying Party shall be net of (A) any amounts actually recovered by the Indemnified Party under applicable insurance policies of Target or its Subsidiaries in effect immediately prior to the Closing Date, and (B) the Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Adverse Consequences.
     (vi) For Tax purposes, to the fullest extent permitted by applicable Law, all indemnification payments under this Section 8 shall be deemed adjustments to the Purchase Price.
     (vii) The Buyer Indemnified Parties shall be entitled to indemnification pursuant to Section 8(b)(i) or Section 8(b)(ii), as applicable, for Adverse Consequences relating to or resulting from any misstatement in, or the breach of, any representation or warranty set forth in any of the Fundamental Representations or in Section 4(j) (Permits; Legal Compliance) notwithstanding any investigation made by or on behalf of Buyer. With respect to a claim by a Buyer Indemnified Party for indemnification pursuant to Section 8(b)(i) or Section 8(b)(ii), as applicable, for Adverse Consequences relating to or resulting from a misstatement in, or the breach of, any representation or warranty set forth in Section 3(a) or Section 4 of this Agreement. other than an indemnification claim involving an alleged misstatement in, or breach of, a Fundamental Representation or any of the representations and warranties set forth in Section 4(j) (Permits; Legal Compliance), any Seller shall be entitled to assert as a defense to such claim for indemnification that any of Roy Hibberd, Jeff Wheatley, Randy Underwood or Bill Athas (the “Buyer Knowledge Parties”) had actual knowledge (which shall be determined without any requirement of inquiry on the part of any Buyer Knowledge Party) of the misstatement or breach prior to the execution of this Agreement; provided, however, Buyer and the Sellers acknowledge and agree that (i) the of existence of actual knowledge of a misstatement or breach shall not be deemed to be conclusive or dispositive that the Sellers are not required to indemnify the Buyer Indemnified Parties in any such claim for indemnification by a Buyer Indemnified Party, and (ii) any Seller asserting that actual knowledge on the part of a Buyer Indemnified Party should be deemed to be a defense against the obligation of the Sellers to indemnify the Buyer Indemnified Parties for the applicable claim shall have the burden of proving the existence of such actual knowledge on the part of a Buyer Knowledge Party.
     (f) Exclusive Remedy. Buyer and Sellers acknowledge and agree that except for remedies that cannot be waived as a matter of law and injunctive and provisional relief (including specific performance) or instances of fraud, the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of Buyer and Sellers after the Closing with respect to all matters covered, and the transactions contemplated by this Agreement. Without limiting the generality of Section 8(f), Buyer understands and agrees that its right to indemnification under Section 8(b) with regard to the representations and warranties contained in Section 4(r) shall constitute its sole and exclusive remedy against Sellers with respect to any environmental, health, or safety matter relating to the past, current, or future facilities, properties, or operations of Target and all of their respective predecessors, including any such matter arising under any Environmental, Health, and Safety Requirements.
     (g) Escrow. Any amounts owed by the Sellers for indemnification to a Buyer Indemnified Party under Section 8(b)(i) or Section 8(b)(ii) shall be satisfied as follows: (i) first as a payment by the Escrow Agent from the Escrow Fund for indemnification claims under Section 8(b)(i) or Section 8(b)(ii) and (ii) second, as a claim (A) against each of Southfield, Minor and Jacobs, on a joint and several basis, for indemnification claims under Section 8(b)(i), or (B) against the particular Seller for indemnification claims under Section 8(b)(ii). Notwithstanding anything herein to the contrary, to the extent that the obligation of the Sellers for indemnification to the Buyer Indemnified Parties pursuant to Section 8(b)(i) exceed the amount of the Escrow Fund, neither Nelson nor Mountford shall be obligated or liable for payment of any portion of such amount pursuant to this Section 8. If any Buyer Indemnified Party shall be entitled to recover any amounts from the Escrow Fund pursuant to this Agreement, Buyer and the Sellers’ Representative shall promptly provide a Direction Letter (as defined in the Escrow Agreement) to the Escrow Agent to deliver such amounts to such Buyer Indemnified Party (or any Person designated by such Buyer Indemnified Party).
     (h) Waiver of Claims. Notwithstanding any right or remedy provided by any Law, common law or otherwise, from and after the Closing Date, in connection with any claim for indemnification or otherwise which may be made by a Buyer Indemnified Party against a Seller pursuant to or in connection with this Agreement, neither the Target nor any of its Subsidiaries shall be liable or otherwise responsible to any of the Sellers as a co-warrantor or co-obligor, for contribution and otherwise in any manner or based on any legal theory or cause of action, and each Seller hereby waives any such claims that it may have against the Target or any of its Subsidiaries.
     Section 9. Termination.
     (a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:
     (i) Buyer and Sellers’ Representative may terminate this Agreement by mutual written consent at any time prior to the Closing;
     (ii) Buyer may terminate this Agreement by giving written notice to Sellers’ Representative at any time prior to the Closing (A) if the Closing shall not have occurred on or before December 31, 2009 (the “Termination Date”), by reason of the failure of any condition precedent under Section 7(a) hereof (unless the failure results primarily from a misstatement in any representation of Buyer, a breach by Buyer of any warranty, or a failure by Buyer to perform any covenant or agreement, in each case contained in this Agreement), or (B) in the event of a misstatement in any representation by any of the Sellers, from a breach by any of the Sellers of any warranty or from a failure by Target or any of the Sellers to perform any covenant or agreement, in each case contained in this Agreement, which misstatement, breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7(a), and (y) has not been or is incapable of being cured by Target and Sellers prior to the earlier of (1) 30 calendar days after receipt of written notice of such breach or failure to perform from Buyer or (2) the Termination Date;
     (iii) Sellers’ Representative may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) if the Closing shall not have occurred on or before the Termination Date, by reason of the failure of any condition precedent under Section 7(b) hereof (unless the failure results primarily from a misstatement in any representation of any of the Sellers, a breach by any of the Sellers of any warranty, or a failure by any of the Sellers or Target to perform any covenant or agreement, in each case contained in this Agreement); and (B) in the event of a misstatement in any representation by Buyer, from a breach by Buyer of any warranty or from a failure by Target or any of the Sellers to perform any covenant or agreement, in each case contained in this Agreement, which misstatement, breach or failure to perform (x) would give rise to the failure of a condition set forth in Section 7(b), and (y) has not been or is incapable of being cured by Buyer prior to the earlier of (1) 30 days after receipt of written notice of such breach or failure to perform from Sellers’ Representative or (2) the Termination Date; and
     (iv) By either the Sellers’ Representative or Buyer if any Governmental Entity (A) shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9(a)(iv) shall not be available to any Party whose failure to comply with Section 5(b)(ii) has caused or resulted in any such Order.
     (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party arising from a willful breach); provided, however, that the Confidentiality Agreement shall survive in accordance with its terms.
     Section 10. Appointment of Sellers’ Representative.
     (a) Appointment. Effective as of the date hereof, each Seller, for itself, himself or herself, and for its, his or her respective successors and assigns, hereby irrevocably makes, constitutes and appoints Southfield as its attorney-in-fact to act on such Seller’s behalf in connection with all matters involving this Agreement (other than as expressly set forth below), including: (i) to execute and deliver the Escrow Agreement on behalf of such Seller, (ii) to deliver any document required or permitted to be delivered by such Seller pursuant to or in connection with this Agreement, (iii) to determine the satisfaction of the conditions set forth in Section 7(b) or to determine whether to waive any of the conditions set forth in Section 7(b), (iv) to act for and on behalf of such Seller with respect to (A) determining the Final Closing Statement and (B) any claim or matter arising in connection with this Agreement on or after the Closing Date, other than claims for indemnification under Section 8(b)(ii), and (v) to direct payments to be made from the Escrow Fund (the “Sellers’ Representative”). Each Seller acknowledges that the appointment of Southfield as Sellers’ Representative herein is coupled with an interest and may not be revoked. Sellers’ Representative accepts its appointment and authorization to act as attorney-in-fact and agent of Sellers. The power and authority granted hereunder will be exclusive and no Seller shall be entitled to exercise any right under this Agreement (other than any rights with respect to claims for indemnification under Section 8(b)(ii)) or the Escrow Agreement except through the Sellers’ Representative.
     (b) Authorization. In furtherance of the appointment of Sellers’ Representative herein made and to the extent of the authority granted to the Sellers’ Representative pursuant to Section 10(a), each Seller, fully and without restriction: (i) agrees to be bound by all notices received and agreements and determinations made by and documents executed and delivered by Sellers’ Representative under this Agreement, and (ii) authorizes Sellers’ Representative to (A) perform the transactions to be performed by Sellers under this Agreement, (B) dispute or refrain from disputing any claim made by Buyer or Target under this Agreement, including with respect to the calculation of Working Capital or under the Escrow Agreement, (C) negotiate and compromise any dispute which may arise under this Agreement, (D) exercise or refrain from exercising any remedies available to Sellers under this Agreement, (E) sign any releases or other documents with respect to any such dispute or remedy, (F) waive any condition contained in, or execute any amendment to, this Agreement, (G) give such instructions and do such other things and refrain from doing such other things as Sellers’ Representative, in its sole discretion, or appropriate to carry out the provisions of this Agreement, (H) retain such counsel, accountants and other professional advisors as Sellers’ Representative reasonably deems necessary to assist it in the performance of its duties hereunder.

     (c) Reliance by Buyer and Target on Sellers’ Representative. Buyer, Target and their respective Affiliates shall be entitled to rely conclusively on the instructions, decisions and actions of the Sellers’ Representative in all matters in which action by the Representative is required or permitted, or otherwise contemplated to be taken by, the Sellers’ Representative under this Agreement. Buyer, Target and their respective Affiliates are hereby released and relieved from any liability to any Person for (i) any acts or omissions by Buyer, Target or their respective Affiliates in accordance with any instructions (including payment instructions), decisions or acts of the Sellers’ Representative and (ii) any instructions, decisions or actions of the Sellers’ Representative in all matters in which action by the Sellers’ Representative is required or permitted, or otherwise contemplated to be taken by, the Sellers’ Representative under this Agreement.
     (d) Successor Sellers’ Representative. In the event of the resignation of Sellers’ Representative, the resigning Sellers’ Representative shall appoint Minor, who hereby agrees to accept such appointment upon such resignation. If Sellers’ Representative should cease to be a legal entity or otherwise become insolvent, file for protection under applicable bankruptcy or insolvency laws or have filed against it a Legal Proceeding (which remains unstayed for 30 days) under applicable bankruptcy or insolvency laws (a “Bankruptcy Event” and each, a “Cessation Event”), then Minor shall serve as the Seller’s Representative. In the event Minor is unwilling or unable to serve, or in the event of his resignation, death, incapacity or a Bankruptcy Event applicable to him, then the remaining Sellers shall select a replacement Sellers’ Representative by a vote based upon the respective Pro Rata Shares. The choice of a successor Sellers’ Representative appointed in any manner permitted above shall be final and binding upon each Seller. The Sellers shall provide to the Buyer prompt written notice of any successor Sellers’ Representative. The decisions and actions of any successor Sellers’ Representative shall be, for all purposes, those of Sellers’ Representative as if originally named herein. The death or incapacity of any Seller shall not terminate the authority and agency of Sellers’ Representative.
     (e) Indemnification. Except with respect to the handling of any claims made against any Seller pursuant to Section 8(b)(i) (the “Seller Claims”), Sellers, jointly and severally, to the extent of their respective Pro-Rata Share, agree to indemnify Sellers’ Representative and to hold it, him or her harmless against any and all loss, liability or expense incurred in good faith on the part of Sellers’ Representative and arising out of or in connection with its, his or her duties as Sellers’ Representative, including the reasonable costs and expenses incurred by Sellers’ Representative in defending against any claim or liability in connection herewith.
     Section 11. Miscellaneous.
     (a) Press Releases and Public Announcements. Except as otherwise required by applicable Law or the rules and regulations of any stock exchange or trading medium applicable to a particular Party, no Party shall issue any press release or make any other public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer and Sellers’ Representative.
     (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (c) Entire Agreement. This Agreement and the Confidentiality Agreement, and when executed and delivered at the Closing, any documents, agreements and instruments executed in connection with the Closing, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer and Sellers’ Representative; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder), including to Keegan Corp.; and, provided, further, that Buyer may assign its rights under this Agreement as collateral security in connection with obtaining any financing contemplated to be obtained in connection with this Agreement.
     (e) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received counterparts thereof signed and delivered (by facsimile, electronic transmission or otherwise) by all of the Parties hereto.
     (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     (g) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 Business Day after being sent to the recipient by reputable overnight courier service or by overnight United States Express Mail (return receipt requested and postage prepaid), or (iii) 1 Business Day after being sent to the recipient by facsimile transmission or electronic mail, and addressed to the intended recipient as set forth below:

If to Sellers’
Representative:	Southfield Partners, LLC
124 West Putnam Ave.
Greenwich, CT 06830
Attn: Richard T. Dell’Aquila
Telecopy No.: (203) 813-4141
Email: rdellaquila@southfieldcapital.com

Copy to:	McGuireWoods LLP
201 N. Tryon Street, Suite 3000
Charlotte, North Carolina 28202
Attn: Christopher S. Nesbit, Esq.
Telecopy No.: (704) 343-2300
Email: cnesbit@mcguirewoods.com

If to Southfield:	Southfield Partners, LLC
124 West Putnam Ave.
Greenwich, CT 06830
Attn: Richard T. Dell’Aquila
Telecopy No.: (203) 813-4141
Email: rdellaquila@southfieldcapital.com

Copy to:	McGuireWoods, LLP
Attention: Christopher S. Nesbit, Esq.
201 N. Tryon Street, Suite 3000
Charlotte, North Carolina 28202
Telecopy No.: (704) 343-2300
Email: cnesbit@mcguirewoods.com

If to Minor:	Joseph S. Minor
262 Mermaids Bight
Naples, FL 34103
Telecopy: (859) 623-0360
Email: josephsminor@hotmail.com

If to Jacobs:	Don Jacobs
120 Prosperous Place, Suite 300
Lexington, Kentucky, 40509
Telecopy No.: (859) 977-3209
Email: karenwest@usmiles.com

If to Nelson:	Robert H. Nelson
2436 Rockminster Road
Lexington, Kentucky 40509
Telecopy: (859) 258-2021
Email: rhnelson@usmiles.com

If to Mountford:	Larry Mountford
1877 Bahama Rd.
Lexington, KY 40509
Telecopy No.: (859) 977-3209
Email: lmtford@hotmail.com

If to Buyer:	Dollar Financial Group, Inc.
1436 Lancaster Avenue
Berwyn, PA 19312
Attention: Jeffrey Wheatley, Managing Director
Telecopy No.: (610) 640-6435
Email: jeff.wheatley@dfg.com; and

Dollar Financial Group, Inc.
1436 Lancaster Avenue
Berwyn, PA 19312
Attention: Roy Hibberd, General Counsel
Telecopy: (610) 644-4842
Email: roy.hibberd@dfg.com
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each Party further agrees that any litigation under this Agreement may be brought by any Party hereto in New York County in the State of New York notwithstanding that one or more of the Parties may not be a resident of or domiciled in the State of New York when the litigation is commenced and/or cannot be served process within the State of New York. In addition, each Party irrevocably consents to the jurisdiction of the courts in New York County, New York (whether federal or state) for all disputes with respect to this Agreement or the transactions contemplated hereby.
     (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Sellers’ Representative. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
     (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (k) Expenses. Each Seller, Buyer, and Target will bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

     (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
     (m) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     (n) Disclosure Schedule. The Parties agree as follows: (i) the Disclosure Schedule will be arranged in sections corresponding to the lettered and numbered sections contained in Section 4; (ii) where appropriate any disclosure in any section or subsection in the Disclosure Schedule shall be deemed to be disclosed in each other section or subsection of the Disclosure Schedule if and to the extent it is reasonably apparent on the face of the Disclosure Schedule that the particular disclosure reasonably relates to such other section or subsection of the Disclosure Schedule; (iii) disclosure of any matter in the Disclosure Schedule shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement; (iv) to the extent that any representation or warranty set forth in this Agreement is qualified by the materiality of the matter(s) to which the representation or warranty relates, the inclusion of any matter in the Disclosure Schedule does not constitute a determination by Sellers that any such matter is material; and (iv) the disclosure of any information concerning a matter in the Disclosure Schedule does not imply that any other, undisclosed matter that has a greater significance or value is material.
     (o) Specific Performance, Injunctive Relief and Other Equitable Remedies. The Parties acknowledge and agree that a Party’s breach of this Agreement would cause irreparable damage to the nonbreaching Party and that the nonbreaching Party will not have an adequate remedy at law. Therefore, subject to applicable law, the obligations of each of Sellers and Buyer under this Agreement, including Sellers’ obligation to sell the Target Interests to Buyer, Buyer’s obligation to purchase the Target Interests from Sellers and the provisions of Sections 6(d) and (e) shall be enforceable by a decree of specific performance or other equitable remedies issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.
     (p) WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
     (p) Waiver of Rights Under Operating Agreement. Each of the Sellers and Target waives all of such party’s “drag-along” and “tag-along” rights with respect to, and the transfer restrictions on, the Target Interests under Article VII of the Amended and Restated Operating Agreement of Military Financial Services, LLC dated as of November 1, 2006, as amended to date, as such rights and restrictions in such Article VII relate to the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that the waiver set forth in this Section 11(p) shall terminate and be of no force or effect in the event that this Agreement is terminated for any reason prior to the Closing.
[Signature page follows this page.]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on and as of the date first above written.

DOLLAR FINANCIAL GROUP, INC.

By:	/s/ Jeffrey Weiss

Name:	Jeffrey Weiss
Title:	Chief Executive Officer

SOUTHFIELD PARTNERS, LLC

By: Southfield Capital Advisors, LLC, its Manager

By:	/s/ A. Andrew Levison

Name:	A. Andrew Levison
Title:	Managing Partner

/s/ Joseph S. Minor

Joseph S. Minor

/s/ Don Jacobs

Don Jacobs

/s/ Larry Mountford

Larry Mountford

/s/ Robert H. Nelson

Robert H. Nelson

MILITARY FINANCIAL SERVICES, LLC

By:	/s/ Robert H. Nelson

Name:	Robert H. Nelson
Title:	President and CEO